Manually Signed Signature Page in Part III attached.

FORM 1-A Offering Statement under Regulation A for Cardiomedics, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Cardiomedics, Inc.
(Exact name of Issuer as specified in its Charter)

Nevada	33-0196206
(State Or Other Jurisdiction Of Incorporation Or Organization)	(IRS Employer Identification No.)

18872 Bardeen Avenue
Irvine, Ca 92612
(Address Of Principal Executive Offices)

Marvin P. Loeb, Chairman And Chief Executive Officer Cardiomedics, Inc. 18872 Bardeen Ave. Irvine, Ca 92612	5900
(Name And Address Of Agent For Service)	Industrial Classification No.

1-949-951-3800, Ext. 222
(Telephone Number, Including Area Code, Of Agent For Service)

COPY TO:
Keith Moskowitz, Esq.
Eilenberg, Krause & Paul LLP
11 East 44th Street, 19th Floor
New York, New York 10017

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON AN ORDER OF THE COMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933,check the following box: [X].

If the registration elects to deliver its annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a) (1) of this Form, check the following box: [ ].

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered	Offering Price Per Share (1)	Aggregate Offering Price (1)	Amount of Registration Fee
Shares of Common Stock ($0.01 Par Value)	5,000,000	$1.00	$5,000,000	$ 0

(1) Estimated solely for the purpose of calculating the registration Fee.

Approximate date of commencement of proposed sale to the public: ________________, 2009.

PART 1 – NOTIFICATION

ITEM 1. Significant Parties

The Issuer's officers and directors are as follows:

List the full names and business and residential address, as applicable, for the following persons:

(a) The Issuer's Directors:

Name

Marvin P. Loeb, Chairman of Board & CEO

Business Address	Residence
25901 Commercentre Dr.	5567-A Via Portora
Lake Forest, CA 92630	Laguna Hills, CA 92637

John McCallum, President, COO & Director

Business Address	Residence
18872 Bardeen Ave.	1611 A South Melrose Dr., #304
Irvine, CA 92612	Vista, CA 92081

Donald Baker, Director

Business Address	Residence
544 Earlston Road	544 Earlston Road
Kenilworth, IL 60043	Kenilworth, IL 60043

Thomas R. Ulie, Director

Business Address	Residence
P.O. Box 814	P.O. Box 814
Mercer Island, WA 98040	Mercer Island, WA 98040

Glenn D. Yeik, Director

Business Address	Residence
25901 Commercentre Dr.	21831 Eagle Lake Circle
Lake Forest, CA 92630	Lake Forest, CA 92630

(b) The Issuer's Officers:

Marvin P. Loeb, Chairman of Board & CEO

Business Address	Residence
25901 Commercentre Dr.	5567-A Via Portora
Lake Forest, CA 92630	Laguna Hills, CA 92637

John McCallum, President, COO & Director
Business Address
18872 Bardeen Ave.
Irvine, CA 92612

Residence
1611 A South Melrose Dr., #304
Vista, CA 92081

Robert J. Sullivan, Vice President
Business Address
18872 Bardeen Ave.
Irvine, CA 92612

Residence
22825 Islamare Lane
Lake Forest, CA 92630

Lorrie L. Stratton, Treasurer & CAO
Business Address
18872 Bardeen Ave.
Irvine, CA 92612

Residence
14701 Danborough Road
Tustin, CA 92780

Alan E. Loeb, Secretary
Business Address
2670 E. Milkyway
Gilbert, AZ 85296

Residence
2670 E. Milkyway
Gilbert, AZ 85296

(c) The Issuer's General Partner:

Not applicable. There is no general partner

(d) Record owners of 5 percent or more of any class of the Issuer's equity securities:

The following are of record and beneficial owners of 5% or more of the Issuer's shares of $0.01 per value common stock (the "Shares") issued and outstanding at the time of filing, the number of shares and the percent of the outstanding:.

	Shares Held	Percent of Outstanding
Marvin P. Loeb, Chairman & CEO	3,887,602	53.1%
Thomas R. Ulie, Director	816,999	11.2%

(e) Beneficial owners of 5 percent or more of any class of the Issuer's equity securities:

The beneficial owners of five percent or more of any class of the issuer's equity securities.

(See (d) above)

(f) Promoters of the Issuer:

The promoters of the issuer are:

Marvin P. Loeb, Chairman & CEO
John McCallum, President, Director & COO

(g) Affiliates of the Issuer.

Not Applicable. There are none.

(h) Counsel to the Issuer with respect to the proposed offering:

Keith Moskowitz
Eilenberg, Krause & Paul LLP
11 East 44th Street, 19th Floor
New York, New York 10017

(i) Each underwriter with respect to the proposed offering:
Not Applicable. There are none.

(j) The underwriter's directors:
Not Applicable.

(k) The underwriter's officers:
Not Applicable.

(l) The underwriter's general partner: and
Not Applicable.

(m) Counsel to the underwriter:
Not Applicable.

ITEM 2. Application of Rule 262

State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(a) Not Applicable. None of the above persons are subject to any of the disqualifications set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable. No resale of any outstanding securities of the Issuer held by affiliates are included in this Form 1-A.

ITEM 4. Jurisdictions in which securities are to be offered.

(a) The securities are to be offered by the Issuer and any broker/dealers who enter into Selling Dealer Agreements with the Issuer, if any, and their salespersons, if any.

(b) The Offering will be made by coordination in the states whose Blue Sky laws permit registration of securities registered for sale by the Commission by coordination and in such other states as may be requested by broker/dealers who enter into a Selling Dealer Agreement with the Company, if any.

ITEM 5. Unregistered Securities Issued and Sold Within One Year.

(a) The following unregistered securities of the Company were issued and/or sold within one year prior to filing of this Form S 1-A.

(1) Name of Issuer: Cardiomedics, Inc., a Nevada corporation.

(2) Title and Amount of Securities Issued:

a. The Company issued 600,000 Shares to its Chairman & CEO in lieu of cash compensation for serving as the Company's Chairman and CEO from January 1, 2006 through June 30, 2008.

b. From June 1, 2005 through January 10, 2008, the Company sold in private transactions $600,000 of 6% Senior, Secured Convertible Notes (the "Notes") to Marvin P. Loeb, the Company's Chairman and CEO, and $50,000 of Notes to each of Donald Baker and Thomas R. Ulie, Directors of the Company. In September 2008 and December 2008, the Company also sold in private transactions $100,000 and $200,000, respectively, of Notes to its Chairman and CEO. The principal and any accrued interest on the Notes are convertible into Shares of the Company at a conversion price of $0.50 per share.

(3) Aggregate offering price and basis of Compensation:

a. None. No Compensation was paid.

b. $1,000,000 of Convertible Notes. No compensation was paid.

(b) Sales of unregistered securities.

See (2) a and b above.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) The above issuance and/or sales of securities were made pursuant to Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering, and the Shares are "restricted" pursuant to Rule 144.

(2) None of the officers, directors or principal securities holders of the Company have sold any securities of the Company within the twelve (12) months prior to filing of this Form 1-A.

ITEM 6. Other Present or Proposed Offerings

If permissible, the Company plans to offer privately, pursuant to Regulation D of the Securities Act of 1933, as amended, securities of the same class ($0.01 par value common stock), at the same price as the Shares offered hereby, to Accredited Investors in states whose Blue Sky Laws do not permit registration by coordination.

ITEM 7. Marketing Arrangements

(a) Not Applicable. There are no marketing arrangements in place with any broker/dealers.
(b) Not Applicable. There are no marketing arrangements in place with any broker/dealers.

ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document.

Not Applicable. No written documents or broadcast scripts were used prior to the filing of this notification and none will be used prior to its qualification by the Commission.

CARDIOMEDICS, INC.

CROSS REFERENCE SHEET

Item in Form 1-A		Location in Offering Circular
1.	Cover Page of Offering Circular	Cover Page of Offering Circular
2.	Distribution Spread	Cover Page of Offering Circular
3.	Summary Information, Risk Factors and Dilution	Summary; Risk Factors; Dilution
4.	Plan of Distribution	The Offering
5.	Use of Proceeds by Issuer	Use of Proceeds
6.	Description of Business	The Company and Business
7.	Description of property	Business – Properties
8.	Directors, Executive Officers and Significant Employees	Management
9.	Remuneration of Directors and Officers	Management – Compensation
10.	Security Ownership of Management and and Certain Security Holders	Security Ownership of Management and Certain Control Holders
11.	Interest of Management and Others in Certain Management Transactions	Transactions with Management
12.	Securities Being Offered	Description of Securities

PART II

PRELIMINARY OFFERING CIRCULAR DATED ____________, 2009
SUBJECT TO COMPLETION

CARDIOMEDICS, INC.

Up to $5,000,000

5,000,000 SHARES OF COMMON STOCK
AT A PRICE OF $1.00 PER SHARE

The Date of This Offering Circular is ____________, 2009
Approximate Date of Commencement of Sale to the Public: ____________, 2009

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

CARDIOMEDICS, INC., a Nevada corporation (hereinafter referred to as "we", "our," "us" or the "Company"), is offering up to 5,000,000 shares of its $0.01 par value common stock (the "Shares") to the public at a price of $1.00 per Share for an aggregate of $5,000,000 (the "Offering").

This Offering is being made on a "best efforts" basis pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act") by the Company and such Broker/Dealers who may enter into Selling Dealer Agreements with us, if any. We are presently privately held, and there is presently no public trading market for our Shares. Although the Shares sold pursuant to this Offering Circular, when issued, will be fully paid, non-assessable and freely tradable, without any legend restricting transfers, we cannot assure that any public trading market in our Shares will arise. We plan to use the stock symbol "CDMX", if available, in the event a public trading market in our Shares arises.

There is no minimum number of Shares which must be sold to complete this Offering. The proceeds of sales of Shares will not be deposited into an escrow account, and the net proceeds of the sales of Shares will be immediately delivered to and available for use by the Company. We can give no assurance that any or all of the Shares being offered will be sold.

This Offering of Shares will terminate on the earlier to occur of the sale of all of the 5,000,000 Shares being offered or 180 days following the qualification date of this Offering Circular, unless the offering period is extended without notice by the Company for an additional 90 days.

THIS OFFERING CIRCULAR SHALL ONLY BE QUALIFIED UPON THE ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IF FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF REGULATION A.

Within 60 days after the closing date of the Offering, the Company will issue at no cost to the purchasers of Shares in this Offering, one-half Class A Warrant for each Share purchased and one-half Class B Warrant for each Share purchased in the Offering. Two (2) Class A Warrants may be exercised to purchase one (1) Share at a price of $1.50 at any time during a period of six (6) months, commencing twelve (12) months after the closing date of this Offering. Two (2) Class B Warrants may be exercised to purchase one (1) Share at a price of $2.00 at any time during a period of twelve (12) months, commencing twelve (12) months after the closing date of this Offering. The Warrants contain no anti-dilution provisions (See "THE OFFERING & PLAN OF DISTRIBUTION").

The Class A and B Warrants and the Shares issuable upon exercise of the Class A and B Warrants are not being registered in the Registration Statement of which this Offering Circular is a part. As a result, no market for the Class A or B Warrants is expected to arise. Shares purchased by the exercise of the Class A and B Warrants, if any, may be sold publicly pursuant to Rule 144 of the Securities and Exchange Commission after six (6) months by holders who are not officers, directors or five percent (5%) owners of the Company's Shares. Officers, directors and 5% owners of the Company's Shares may sell Shares purchased by the exercise of the Class A or B Warrants, if any, publicly pursuant to Rule 144 after six (6) months, subject to certain volume limitations (See "THE OFFERING & PLAN OF DISTRIBUTION").

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY UPON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AHTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY OF THE SECURITIES BEING OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

	Price to Public	Commissions	The Company's Net Proceeds[1]
Per Share	$1.00	$0.10	$0.90
Total	$5,000,000	$500,000	$4,500,000[1]

[1] Assumes all the Shares being offered are sold by broker/dealers who have entered into Selling Dealer Agreements with the Company. This figure represents the estimated net proceeds to the Company, assuming all of the 5,000,000 Shares being offered are sold, before paying the other expenses of the Offering, which are estimated at $100,000. For a description of the use of the net proceeds of the Offering, see the section titled "USE OF PROCEEDS."

We will pay Broker/Dealers who enter into Selling Dealer Agreements with us, if any, a commission of ten percent (10%) of the gross proceeds of the Shares sold by them, if any. In addition, we will issue to any such Broker/Dealers warrants, exercisable to purchase Shares at a price of $1.10 per Share during a period of two (2) years, commencing one (1) year following the closing date of this Offering, in an amount equal to ten percent (10%) of the number of Shares sold by them in this Offering, if any. The above mentioned warrants and the Shares underlying such warrants are not included in the Registration Statement of which this Offering Circular is a part (See "THE OFFERING & PLAN OF DISTRIBUTION").

We plan to furnish annual reports to our shareholders, which may include audited or un-audited annual financial statements, or we may post them on our website, www.Cardiomedics.com. If prepared, we may also provide un-audited quarterly financial statements and periodic progress reports to shareholders or post them on our website. We are presently not a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

TABLE OF CONTENTS

THIS OFFEERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Company

Cardiomedics, Inc. ("we", "our," "us" or the "Company") was incorporated under the laws of the State of Nevada on August 25, 1986. Our office and factory is located at 18872 Bardeen Avenue, Irvine, CA 92612. Our telephone number is 1-949-863-2500, our toll free telephone number is 1-888-849-0200, and our President, John McCallum, can be contacted at 1-949-863-2500, Extension 106.

We are engaged in the development, manufacturing, marketing, sale, rental and operation of our (a) CardiAssist™ External Counter Pulsation or "ECP" Systems to treat angina pectoris ("Angina") and Angina patients who also suffer from congestive heart failure ("Heart Failure"), (b) CardiAssess® Cardio Pulmonary Diagnostic or "CPD" Systems to assess the cardiopulmonary condition of Heart Failure patients and evaluate the effect of various therapies, including ECP, pacemakers and drugs, and (c) Cardiomedics® Sleep Disorder Diagnostic or "SDD" Systems to diagnose and evaluate therapies to treat sleep disorders which, if not treated, can cause the patient's cardiac conditions to worsen. We also plan to distribute and market other products in the cardiovascular and pulmonary fields of medicine that can be sold to the same types of customers (physicians, group practices, clinics and hospitals) to whom we sell and rent our current products (See"THE COMPANY" and "BUSINESS".)

All of the above products have been cleared for sale in the United States by the U.S. Food and Drug Administration ("FDA"), and they have all been granted the CE Mark for marketing in the European Union. The use of all of these products is covered by and eligible for reimbursement by Medicare, the agency of the U.S. Government that provides health care for approximately 39 million seniors in the United States, and are reimbursed by most insurance companies and health management organizations ("HMOs") in the United States (See "Government Regulation" and "Reimbursement" under "BUSINESS").

While we will continue to sell our products, our principal efforts in the future are expected to be devoted to renting our products to physicians, group practices, clinics and hospitals and providing nurses or technicians to operate them for some of these parties for a per hour or per test rental charge. Outside the United States, we plan to sell and rent our products through distributors to such parties, but without providing nurses & technicians to operate them (See "Per Hour and Per Test Rental Programs" under "BUSINESS".)

We had a profit (unaudited) of $54,884 or $0.01 per Share in the six month period ended June 30, 2008, compared to a loss of $263,287 in the six month period ended June 30, 2007. Revenues in the six months ended June 30, 2008, were $976,816, compared to revenues of $367,111 in the six months ended June 30, 2007 and revenues of $860,282 in the year ended December 31, 2007. Revenues in calendar 2007 and 2006 were not sufficient to offset our manufacturing and sales costs and overhead, and we incurred losses of $393,060 in 2007 and $692,781 in 2006 (unaudited). (See "RISK FACTORS," "THE COMPANY," "BUSINESS," "MANAGEMENT'S DISCUSSION AND ANALYSIS" and "FINANCIAL STATEMENTS").

The Offering

This Offering Circular covers the offer and sale of up to 5,000,000 of our Shares to the public on a "best efforts" basis by the Company at a price of $1.00 per share for an aggregate of up to $5,000,000. There will be no escrow of funds, there is no minimum number of Shares which must be sold to complete this Offering, the net proceeds of sales of Shares will be delivered to and immediately available for use by the Company, and there is no assurance any or all of the Shares being offered will be sold. If less than all of the Shares being offered are sold, the aggregate proceeds may not be sufficient for our immediate and future needs. Purchasers of the Shares being offered by this Offering Circular will suffer immediate and substantial dilution (See "RISK FACTORS", "DILUTION", 'BUSINESS" and "THE OFFERING").

Number of Shares Outstanding Before this Offering: 7,317,980 (10,811,960 on a fully diluted basis).

Number of Shares Outstanding After this Offering: 12,317,980* (15,811,960* on a fully diluted basis)

Percentage of Shares Owned by Current Investors after this Offering: 39.3%* (31.6% on a fully diluted basis").

- Assumes all of the Shares being offered are sold.

We will pay Broker/Dealers who enter into Selling Dealer Agreements with us, if any, a commission of ten percent (10%) of the gross proceeds from the sales of Shares in this Offering. We will also issue to such Broker Dealers warrants, exercisable for a period of two (2) years, commencing one (1) year from the closing date of this Offering, to purchase Shares at a price of $1.10 per Share, in an amount equal to ten percent (10%) of the number of Shares sold by them in this Offering, if any.

RISK FACTORS

The Shares being offered are highly speculative, involve a high degree of risk and should be purchased only by parties who can afford to lose the entire amount they invest in the Company. Prospective investors should carefully consider the risks and uncertainties described below and the other information contained in this Offering Circular. The risks described below may not be the only risks we face. This Offering Circular contains forward-looking statements, and our actual results may differ materially from those described herein, (See "FORWARD LOOKING STATEMENTS").

If any of the following risks actually occur, our business, financial condition, results of operations and ability to continue in business could be materially adversely affected. In this event, the market price of our Shares, if any, could decline and you may lose all or part of your investment.

1. No Market for our Shares.

We are privately held, and we can give no assurance that a public trading market for our Shares will arise following the closing of this Offering. After completion of this Offering, if a trading market in our Shares arises, the volume of Shares traded may be small, and the investors in this Offering may be unable to liquidate their investment in the Company (See "THE OFFERING & PLAN OF DISTRIBUTION").

2. Investors in this Offering Will Suffer Significant Dilution.

Investors purchasing Shares in this Offering will experience significant, immediate dilution of their interest in the Company. At June 30, 2008, our net tangible book value was ($0.13) per Share. If all of the Shares being offered are sold, our net tangible book value will be $0.32 per Share, a decrease of $0.68 per Share to purchasers of the Shares being offered and an increase of $0.45 per Share at no cost to our present shareholders. (See "DILUTION" and "CAPITALIZATION").

3. Risks of a Best Efforts Offering

This Offering is being made by the Company on a "best efforts" basis, and we cannot assure that any or all of the Shares being offered will be sold. If less than all of the Shares being offered are sold, the proceeds may be insufficient to meet our immediate and future needs. If we need additional financing, it may not be available to us on acceptable terms or at all, in which case our ability to continue in business will be jeopardized (See "THE OFFERING & PLAN OF DISTRIBUTION", "THE COMPANY" and "BUSINESS").

4. Arbitrary Determination of Offering Price

The offering price of our Shares was arbitrarily determined by the Company and is not based on any recognized criteria of value (See "THE OFFERING" and "BUSINESS").

5. No Escrow of Funds

There will be no escrow of the proceeds from the sales of Shares in this Offering, and the net proceeds received from the sales of Shares will be delivered to and immediately available for use by the Company (See "THE OFFERING").

6. Limited Cash Resources

On June 30, 2008, we had $139,320 of cash and cash equivalents and other current assets of $420,953. However, on that date, we had accounts payable of $630,900, accrued expenses of $31,777 and other current liabilities of $17,430, all of which amounts are unaudited. Unless our revenues continue to increase, we are able to collect a significant portion of our accounts receivable, sell most of our goods in inventory to pay our accounts payable, our accrued expenses and finance our operations, and if a substantial portion of the Shares being offered are not sold, we may need additional financing in order to remain in business, which financing may not be available to us on acceptable terms or at all, in which case our ability to continue in business will be jeopardized. (See "FINANCIAL STATEMENTS").

7. We Have Had Losses Over the Last Two Calendar Years

While we had a profit (unaudited) of $54,884 or $0.01 per share on revenues of $976,813 in the six months ended June 30, 2008, we had a loss of $393,060 or $0.05 per Share on revenues of $860,282 in the year ended December 31, 2007 and a loss of $692,781 or $0.10 per Share on revenues of $1,366,013 in 2006, and we had an accumulated deficit of $9,523,383 at June 30, 2008. We cannot assure that revenues equal to those of the six months ended June 30, 2008, can be obtained in the future, will increase or that we will be able to operate profitably in the future. If revenues decline in the future and we operate at a loss, our ability to continue in business will be jeopardized. (See "FINANCIAL STATEMENTS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS").

8. Current Worldwide Recession Could Impact Sales

In a recession, especially one in which individual wealth is adversely affected by a decline in the market prices of property and investments, credit may be limited, layoffs are common and people put-off expenditures, including expenditures for healthcare, even those which treat serious cardiac conditions. We expect our sales will be adversely affected by the current economic conditions, and we are experiencing delays in orders by some of our customers. The effect on us, if the current economic condition becomes more severe or is prolonged, is difficult to accurately assess, but it could materially adversely affect our revenues, financial condition and ability to remain in business (See "BUSINESS").

9. There Are Warrants, Stock Options And Convertible Notes Outstanding and Anti-Dilution Rights That Will Dilute Your Ownership

At June 30, 2008, we had Warrants outstanding to purchase 536,900 Shares at a price of $3.75 per Share, stock options outstanding under our various Incentive and Non-Qualified Stock Option Plans ("Option Plans") to our officers, directors, employees and consultants to purchase an aggregate of 1,148,000 Shares at exercise prices of $2.35 to $2.50 per Share, with a weighted average exercise price of $2.48 per Share, of which options to purchase an aggregate of 550,000 Shares were exercisable on that date. We are also able to grant additional options under our Option Plans in the future. At June 30, 2008, we had $700,000 of 6% Senior, Secured, Convertible Notes outstanding which, with accrued interest, are convertible into Shares at a price of $0.50 per Share at any time prior to their maturity in 2010, 2011, 2012 and 2013, respectively. Any exercise of these Warrants and Options and any conversion of these Notes will dilute your percentage of ownership in the Company. We may also be required to issue a presently undeterminable number of Shares pursuant to the anti-dilution provisions of our presently outstanding Convertible Notes. The issuance of any such Shares will dilute your percentage of ownership in our Company (See "DILUTION", "CAPITALIZATION", "SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS," "DESCRIPTION OF SECURITIES" and "FINANCIAL STATEMENTS").

10. We May Issue Preferred Stock That Could Dilute the Holders of Our Shares

We are authorized to issue 1,000,000 shares of Preferred Stock, none of which have been issued to date. Our Board of Directors has broad powers to fix the rights and preferences of any Preferred Stock we may issue, without requiring shareholder approval. The issuance of any of our authorized but unissued Preferred Stock could dilute your percentage of ownership in the Company and have an adverse effect on the rights of the holders of our Shares. (See "DESCRIPTION OF SECURITIES").

11. We May Acquire Other Entities

While we presently have no plans to do so, we may engage in acquisitions of other companies and businesses and may use our cash reserves, authorized but unissued Shares or shares of our Preferred Stock to acquire these entities. If we use cash to make acquisitions, our cash reserves may be depleted. If we use our Shares or shares of our Preferred Stock for acquisitions, this will result in a dilution of the percentage of your ownership of our Company. In addition, any acquisitions we might make may involve speculative and risky undertakings. Under Nevada law, acquisitions do not require shareholder approval, except when accomplished by merger or consolidation (See "DESCRIPTION OF SECURITIES").

12. Our Stock Price May Be Volatile

The market prices for securities of medical device companies have been volatile. If any public trading market for our Shares arises, it is likely that the future price of our Shares will fluctuate. Many factors can adversely or positively affect the market price of our Shares, such as announcements of sales, earnings or losses, clinical trial results, FDA actions on applications for clearances, approvals or recalls of products, the issuance or acquisition of patents or proprietary rights, lawsuits, recommendations by securities analysts and market conditions in general. The market price of our Shares could also be adversely affected by future issuances of our Shares or shares of our Preferred Stock (see "THE COMPANY" and "BUSINESS").

13. Special Risks of Our Business and The Risks of Small Businesses in the Medical Technology Field.

We have found it difficult to sell or lease our present products to physicians or group practices, as physicians are generally unwilling to buy or lease expensive pieces of equipment for use in their offices. Hospitals and clinics are also reluctant to buy or lease expensive pieces of equipment, as they generally have limited capital equipment budgets. We cannot assure that we will be able to successfully rent our products to physicians, group practices, clinics or hospitals and operate them for some of such parties on their premises or that the revenues from the per hour or per test rental charges will be sufficient to offset our costs, which could adversely affect our ability to remain in business. Small companies in the medical technology field face significant risks, problems, delays, expenses and difficulties in developing, manufacturing, distributing, selling and marketing new medical technologies, especially in view of the significant competition that we have and will continue to encounter in this field (See "THE COMPANY" and "BUSINESS").

14. Risks of Premature Cancellation of Rental Agreements.

Our Rental Agreements require the renter to pay us minimum monthly rental charges of up to $5,600 per month for ECP Systems, up to $2,400 per month per CPD Systems or up to $10,000 per month per SDD Systems, if we provide the operator of which Systems, over a period of five (5) years, which minimums include our providing, at our expense, the Systems and a trained nurse or technician to operate the ECP and CPD Systems and a trained sleep technician to operate the SDD Systems. If we do not provide an operator, the minimum monthly rental charges will reflect the absence of this cost. To make these Rental Agreements acceptable to physicians, group practices, clinics and hospitals, the Rental Agreements can be cancelled by the physician, group practice, clinic or hospital on two (2) or three (3) months prior written notice. We cannot assure that a substantial number of our Rental Agreements will not be prematurely cancelled and the Systems returned to us. If we cannot sell or rent a sufficient number of the returned Systems to other physicians, group practices, clinics or hospitals, our working capital may be impaired and our ability to continue in business will be jeopardized (See "THE COMPANY" and "Per Hour and Per Test Rental Program" and "Medicare Reimbursement" under 'BUSINESS").

15. We May Need Substantial Additional Financing

Even if all of the Shares being offered are sold, unless our revenues continue at the current level or increase in the near future in an amount exceeding our costs of manufacturing, selling and overhead we may need to raise additional capital, which may not be available to us at an acceptable cost or at all. If such financing is not available, we may not be able to continue in business. Sources of financing may include the sale of additional equity securities, the sale of debt securities, borrowings or the sale or licensing of patent rights (See "THE COMPANY" and "BUSINESS").

16. Risks of Borrowing

We may need to raise additional money to finance the rental of our products to physicians, group practices, clinics and hospitals under Rental Agreements for per hour or per test rental charges. While we presently have no arrangements to borrow from any lenders, if we do, in addition to the expense of interest over the term of the borrowings, any borrowings we undertake will place the assets of our Company at risk. If we are not able to operate profitably in the future or, if the number of cancellations of our Rental Agreements and the return of products exceeds our ability to promptly rent or sell the returned products to others, we may be unable to meet our interest and principal payments. A default in any borrowings we may undertake may result in the loss of part or all of our assets and may make it impossible for us to remain in business (See "THE COMPANY" and "Per Hour and Per Test Rental Programs" and "Medicare Reimbursement" under "BUSINESS").

17. Competition

The medical device business is intensely competitive, and we face competition from both large and small companies, most of whom have greater financial resources and larger management, manufacturing, R & D, marketing, accounting and sales staffs than us, which could adversely affect our ability to compete in this industry (See "Competition" under "BUSINESS").

18. We May Not Be Able Adjust To Rapid Technological Changes

We are engaged in an industry in which rapid technological advances are made. There is no assurance that our present products may not face technological obsolescence, we will be able to develop, acquire distribution rights to or licenses for, or obtain regulatory approvals to market new products or keep pace with technological advances by our competitors, which could jeopardize our ability to remain in business (See "THE COMPANY" and "BUSINESS").

19. Risks of Developing and Marketing New Products

Developing new medical products entails considerable risk and cost. While we have experience in developing, manufacturing and obtaining FDA clearances for our current products, we cannot assure that we can successfully sell, lease or rent and operate them or acquire, develop or market any new products. If we cannot do so, our ability to remain in business will be jeopardized (See "THE COMPANY" and "BUSINESS").

20. Dependence on Key Personnel

The loss of our Chairman & CEO, President & COO, Vice President – Manufacturing or Treasurer & Chief Accounting Officer will have a material adverse effect on our business. Finding replacements for experienced, capable executives in the medical device field is difficult, as there is significant competition for competent executive managers from both large and small companies in this industry (See "MANAGEMENT" and "Personnel" under "BUSINESS").

21. We Are Subject To Extensive Government Regulation

Our business is subject to extensive regulation by the FDA and comparable regulatory authorities of foreign countries. Compliance with regulatory requirements and obtaining approvals to test or market new medical devices is expensive and time consuming. We cannot assure that we will be able to continue to meet all regulatory requirements of the FDA and comparable foreign governmental authorities necessary to market our present products or obtain and maintain approvals to test and market any new products. Failing to meet necessary FDA and other governmental requirements will jeopardize our ability to continue in business (See "Government Regulation" under "BUSINESS").

22. Clinical Study Uncertainty

We plan to spend up to $1 million on a two year, randomized, controlled clinical study of our ECP and CPD Systems in the treatment of Heart Failure. We plan to use up to $500,000 from the net proceeds of sales of the Shares for this study in 2009, if at least $2.5 million of Shares are sold, which we cannot assure. We also cannot assure that our revenues in 2009 and 2010 will exceed our costs of operations and enable us to finance the balance of the cost of the study, the results of the clinical study will be comparable to the successful results of our earlier clinical study of our ECP System in the treatment of Heart Failure or the study, if successful, will result in Medicare coverage and reimbursement (See "USE OF PROCEEDS", "THE COMPANY" and "Results of Clinical Studies" and "Medicare Reimbursement" under "BUSINESS").

23. Risks and Limitations Entailed in Medicare Reimbursement

While our current products are eligible for reimbursement by Medicare and most insurance companies and HMOs, reimbursement of our ECP Systems is limited by Medicare to a small percentage of Angina patients, and its use in the treatment of Heart Failure, the largest potential market for our ECP Systems, is not reimbursed by Medicare. Even if we conduct a randomized, controlled clinical study of our ECP System in the treatment of Heart Failure, which will entail up to $1 million of cost, there is no assurance the results will show our ECP System is beneficial or cost effective, that Medicare and others will grant coverage or the amount of reimbursement will be sufficient to attract physicians, group practices, clinics or hospitals to buy or rent our ECP Systems. Insurance companies and HMOs tend to follow Medicare's coverage and reimbursement decisions. Failure to obtain or maintain any coverages for our products or obtain sufficient reimbursement amounts could adversely affect our ability to remain in business (See "THE COMPANY" and "Results of Clinical Studies" and "Medicare Reimbursement" under "BUSINESS").

24. We Carry Limited Liability Insurance

We carry an aggregate of $5,000,000 of general liability insurance, including $5,000,000 of product liability coverage per incident and in the aggregate. We cannot assure that we will be able to maintain this insurance in force at an acceptable cost or that the amount of this insurance will be sufficient to protect our assets in the event of claims by users of our products, patients or other parties. If court awards exceeding the amount of our insurance were made, our assets could be depleted and we may not be able to continue in business (See "Insurance" under "BUSINESS").

25. We Are Dependent Upon Obtaining and Maintaining Valid Patents And Licenses

While U.S. Patent No. 7,244,225, covering our Graduated™ Low Pressure ECP Regimen to treat Heart Failure and other medical conditions and improvements to our ECP System, was issued to us on July 17, 2007, we cannot assure that our presently pending patent application will issue, that our present patent or any which may be issued to us in the future will be upheld if challenged in court or that we will be able to obtain additional patents. We cannot assure that our patents, if issued, can be enforced against infringers. We also cannot assure that our products will not infringe patents owned by others, licenses to which may not be available to us. Our inability to obtain and maintain our patents, avoid infringement of our products by others or to obtain licenses to any necessary patents could have a materially adverse effect on our financial condition, results of operations and our ability to remain in business (See "Patents And Patent Applications" under "BUSINESS").

26. We Do Not Anticipate Paying Any Dividends

We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our Shares, as a non-divided paying stock may not appeal to certain investors (See "Dividends" under "BUSINESS").

27. Lack of Control by Investors

The Company's directors have virtually unlimited latitude in making business decisions for the Company. Since the Company's Articles of Incorporation do not provide for cumulative voting in the election of directors, the investors in this Offering, even if all of the Shares being offered are sold and the investors were to vote as a group, they will not be able to elect any of the directors of the Company or exert any influence on the Company's management, operations or policies (See "DESCRIPTION OF SECURITIES").

28. Broad Indemnification of Officers and Directors

Our By-Laws provide that we will indemnify our directors and officers to the fullest extent permitted by law, even if this indemnification is against acts for which insurance may not be available to us.

29. Unaudited Financial Statements

The Financial Statements included in this Offering Circular were prepared internally by our management and have not been reviewed or audited by an independent accounting party. While these Financial Statements, in the opinion of the management of the Company, contain all adjustments of a normally recurring nature necessary for a fair statement of the Company's financial condition and its results of operations for the dates and periods indicated, we cannot assure that our Financial Statements would meet the standards of or satisfy an independent accounting party (See 'MANAGEMENT'S DISCUSSION AND ANALYSIS" and "FINANCIAL STATEMENTS").

30. New Accounting Rules or Standards

The Financial Accounting Standards Board ("FASB"), the SEC or other rulemaking authorities may issue new accounting rules or standards in the future which may adversely affect our business and the cost of preparing our financial statements, SEC filings and reports to our shareholders (See "MANAGEMENT'S DISCUSSION AND ANALYSIS" and "FINANCIAL STATEMENTS").

FORWARD-LOOKING STATEMENTS

Some of the statements under "Risk Factors" and elsewhere in this Offering Circular are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions, and other statements contained in this Offering Circular may not be statements of historical fact. You can identify these statements by words such as "may," "will," "should," "could," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future financial results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from those discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "RISK FACTORS" and elsewhere in this Offering Circular. You are cautioned not to place undue reliance on any forward-looking statements contained in this Offering Circular.

CAPITALIZATION

The following table sets forth the capitalization of the Company on June 30, 2008, on a fully diluted basis as of June 30, 2008, and as adjusted to reflect the sale by the Company of all of the 5,000,000 Shares presently being offered, assuming exercise of all of the presently granted Stock Options and outstanding Warrants and conversion of all of the presently outstanding Convertible Notes and accrued interest to maturity.

	Actual	Adjusted
Shareholders' equity (deficit)		
Number of $0.01 par value Shares authorized, 40,000,000; 7,317,980 Shares presently outstanding; 10,811,960 Shares outstanding on a fully-diluted basis, prior to the Offering, including in the fully-diluted number of Shares outstanding the issuance of:		
(a) 1,148,000 Shares from the exercise of Stock Options at a average price of $2.48 per share	$2,847,070	$2,847,040
(b) 536,900 Shares from the exercise of Warrants at a price of $3.75 per share	$2,013,375	$2,013,375
(c) 1,820,000 Shares from the conversion of $700,000 of 6% Convertible Notes* and accrued interest to maturity at $0.50 per share	$910,000	$910,000
Additional Paid-In Capital	$8,462,492	$12,862,492
Retained earnings (deficit)	$(9,523,383)	$(9,523,383)
Current Net Income (Loss)	$54,884	$54,884
Total Shareholders' Equity	$ 561,237	$4,961,237

The Company is not in default or in breach of any note, loan, lease, indebtedness or financing arrangement.

* The Convertible Notes are secured by all of the assets of the Company and have preference over the Common Stock in the event of the liquidation or dissolution of the Company. (See "DESCRIPTION OF SECURITIES").

DILUTION

The 7,317,980 Shares presently outstanding were acquired by our present shareholders at an average cost of $1.15 per share. This average cost per share will be reduced to an average cost of $1.02 per share, if all of the $700,000 of Convertible Notes presently outstanding are converted, including accrued interest to maturity, into Shares, which we cannot assure. Any exercise of Stock Options at $2.48 per share or exercise of Warrants at $3.75 per share would not be economically dilutive to the purchasers of Shares in this Offering.

However, the difference between the price of the Shares being offered and the Company's present net tangible book value per Share after the Offering constitutes substantial economic dilution to the new investors in this Offering. Net tangible book value per Share is determined by dividing the Company's tangible book value (total tangible assets less total liabilities) by the number of outstanding Shares.

At June 30, 2008, the Company's net tangible book value was ($951,937) or ($0.13) per Share. After giving effect to the sale of all of the 5,000,000 Shares being offered to the public at a price of $1.00 per Share, the Company's pro forma net tangible book value would be $4,048,063 or $0.32 per Share. This represents an immediate decrease of $0.68 per Share to the purchasers of Shares in this Offering, and an increase in the net tangible book value of $0.45 per Share at no cost to our existing shareholders. This presents a risk which must be carefully evaluated by prospective purchasers of the Shares being offered.

Our Chairman and CEO, our other executive officers and our directors have been issued or purchased Shares and/or were granted conversion rights to acquire Shares at significantly lower prices than the price at which the 5,000,000 Shares are presently being offered (See "CAPITALIZATION," "TRANSACTIONS WITH MANAGEMENT" and "DESCRIPTION OF SECURITIES").

USE OF PROCEEDS

If all of the 5,000,000 Shares being offered are sold, the estimated net proceeds of $4,400,000, after Commissions of $500,000 and offering expenses of $100,000, are expected to be used as follows:

(a) $2,500,000 of the net proceeds will be used to purchase components, assemble ECP, CPD and SDD Systems, recruit and train nurses and technicians to operate the Systems, and pay overhead and sales costs to rent the Systems for per hour or per test rental charges to physicians, group practices, clinics and hospitals;

(b) $500,000 of the net proceeds will be used in 2009 to pay the initial costs of a two year, 2009-2010, randomized, controlled clinical study of our ECP and CPD Systems in the treatment of Heart Failure and Angina, provided at least $2.5 million of Shares are sold;

(c) $300,000 of the net proceeds will be used to employ a sales manager for the North American Market and a sales manager for Foreign Markets.

(d) $100,000 of the net proceeds will be used in 2009 to test market a mailing program to seniors to use our ECP System for the treatment of Angina and Heart Failure.

(e) The $1,000,000 balance of the net proceeds will be used for general corporate purposes, including paying up to $200,000 of the Company's payables and accrued expenses. To the extent the remaining funds are not needed for general corporate purposes, they may be used to expand the activities described in (a) and (d) above.

If less than all of the Shares being offered are sold, the amounts allocated for the above applications may be proportionately reduced or the applications may be delayed or eliminated.

If only 50% of the Shares being offered are sold, we believe the net proceeds of such sales will be sufficient to fund our operations for at least the next twelve (12) months.

None of the net proceeds of this Offering will be used to retire the outstanding Convertible Notes or pay for any services or property provided to us in the past by any of our officers, directors, employees or stockholders.

If the Company's revenues in 2009 and 2010 are not sufficient, after paying the costs of components, assembly of products, sales and marketing expenses, commissions and overhead, to continue to fund the remaining $500,000 of the estimated cost of the clinical study referred to in subparagraph (b) above in year 2010, the clinical study may have to be abandoned and the $500,000 to be spent on the study in 2009 may be lost.

THE OFFERING & PLAN OF DISTRIBUTION

The Company is presently offering 5,000,000 of our Shares to the public at a price of $1.00 per Share on a "best efforts" basis. We can give no assurance that any or all of the Shares being offered will be sold. The offering price of the Shares was arbitrarily determined by the Company and was not based on any established criteria of value. No pre or post-offering market capitalization of our Company can be determined until we have operated profitably for a full year, which we cannot assure will occur.

There will be no escrow of the funds from the purchasers of the Shares, and there is no minimum number of Shares that must be sold to complete or close this Offering. As a result, the proceeds of the sales of Shares will be immediately available for use for use by the Company. We cannot assure that the proceeds of this Offering will be insufficient to carry out our current business objectives or meet our future needs.

Within 60 days after the closing date of the Offering, the Company will issue at no cost to the purchasers of Shares in this Offering, one-half Class A Warrant for each Share purchased and one-half Class B Warrant for each Share purchased in the Offering. Two (2) Class A Warrants may be exercised to purchase one (1) Share at a price of $1.50 at any time during a period of six (6) months, commencing twelve (12) months from the closing date of this Offering. Two (2) Class B Warrants may be exercised to purchase one (1) Share at a price of $2.00 at any time during a period of twelve (12) months, commencing twelve (12) months from the closing date of this Offering. The Warrants contain no anti-dilution provisions.

The Class A and B Warrants and the Shares issuable upon exercise of the Class A and B Warrants are not being registered in the Registration Statement of which this Offering Circular is a part. As a result, no market for the Class A or B Warrants is expected to arise. Shares purchased by the exercise of the Class A and B Warrants, if any, may be sold publicly pursuant to Rule 144 of the Securities and Exchange Commission after six (6) months by holders who are not officers, directors or five percent (5%) owners of the Company's Shares. Officers, directors and 5% owners of the Company's Shares may sell Shares purchased by the exercise of the Class A or B Warrants, if any, publicly pursuant to Rule 144 after six (6) months, subject to certain volume limitations.

We presently have no agreements with any Broker/Dealers to sell any of the Shares being offered. Broker/Dealers who enter into a Selling Dealer Agreement with us, if any, will receive a commission of ten percent (10%) of the gross proceeds from the sale of Shares by them, if any. We will also issue to such Broker/Dealers warrants, exercisable to purchase Shares at a price of $1.10 per Share (10% higher than the price per Share to investors in this Offering) for a period of two (2) years, commencing one (1) year following the closing date of this Offering, in an amount equal to ten percent (10%) of the number of Shares sold by them in this Offering, if any. The warrants issuable to such Broker/Dealers and the Shares underlying such warrants, if any, are not included in the Registration Statement of which this Offering Circular is a part, and any Shares purchased by the exercise of such warrants, if any, may be sold publicly pursuant to Rule 144 of the Securities and Exchange Commission, unless the purchaser acquires Shares in an amount equal to or greater than 5% of the then outstanding Shares, in which event such Shares may be sold publicly pursuant to Rule 144 after six (6) months, subject to certain volume limitations.

While the compensation of Broker/Dealers who enter into Selling Dealer Agreements with us, if any, has not been cleared with or approved by the National Association of Securities Dealers ("NASD"), we believe the compensation is within the NASD's rules on compensation of Broker/Dealers participating in an offering such as this Offering. We may employ consultants to advise us on financial matters in connection with this Offering.

This Offering of Shares will terminate on the earlier to occur of the sale of all of the 5,000,000 Shares being offered or one hundred eighty (180) days following the qualification date of this Offering Circular, unless the offering is extended without notice by the Company for an additional ninety (90) days.

THE COMPANY

General

Cardiomedics, Inc. ("we", "our" or "us" or the "Company") is presently engaged in developing, manufacturing, distributing, marketing, selling, renting and operating of (a) External Counter Pulsation or "ECP" Systems to treat Angina and Angina patients who also suffer from Heart Failure, (b) Cardio Pulmonary Diagnostic or "CPD" Systems to assess the cardiopulmonary condition of Heart Failure patients and (c) Sleep Disorder Diagnostic or "SDD" Systems to diagnose and evaluate therapies for the treatment of sleep disorders which, if not treated, can worsen cardiac conditions. All of our products are used to treat patients in physicians' or group practice's offices, clinics or the outpatient departments of hospitals on an outpatient basis. We also plan to acquire and distribute other medical devices complimentary to our present products that can be sold or rented to the same kinds of parties to whom we market our present products.

Our ECP Systems have been cleared for sale in the United States by the FDA for the treatment of Angina, Heart Failure, Heart Attacks and Cardiogenic Shock, but are currently reimbursed by Medicare and most insurance companies and HMOs only for the treatment of severe, Class III or IV Angina patients who are not amenable to balloon angioplasty or bypass surgery and such Angina patients who also suffer from Heart Failure. About 30% to 40% of Angina patients also suffer from Heart Failure. This limits the market for our ECP Systems to an estimated 150,000 of the 6 million persons who suffer from Angina in the United States.

We plan to conduct a randomized, controlled clinical study of our ECP System in the treatment of Congestive Heart Failure in 2009 and 2010 in order to obtain coverage and reimbursement for our ECP System in the treatment of Heart Failure. About 5 million people in the United States suffer from Heart Failure (See "Medicare Reimbursement" under "BUSINESS").

Our ECP Systems are the only such devices which have been shown in clinical studies, published in peer-reviewed medical journals, to significantly reduce (a) mortality and the incidence of hospitalizations in the treatment of Heart Failure, (b) the incidence of Angina attacks, nitroglycerine use (a vasodilator used to treat such attacks) and hospitalizations in the treatment of Angina, and (c) mortality in the treatment of Heart Attacks and Cardiogenic Shock (See "Results of Clinical Studies" under "BUSINESS").

U.S. Patent No. 7,244,225 was issued to us on July 17, 2007, covering our new, Graduated™ Low Pressure ECP Regimen to treat Heart Failure and other medical conditions and certain improvements in our ECP System. This exclusive Graduated™ Low Pressure ECP Regimen enabled our ECP System to significantly reduce mortality and the incidence of hospitalizations in the treatment of Heart Failure and Angina patents with Heart Failure (See "Results of Clinical Studies" under "BUSINESS").

Our CPD and SDD Systems have been cleared for sale in the United States by the FDA and their use is covered and reimbursed by Medicare and most insurance companies and HMOs. All of our present products are CE Marked and eligible for sale in the European Union, and our manufacturing facility is ISO Certified.

Physicians are not accustomed to spending $30,000, $100,000 or $120,000 for equipment to be used in their offices, and clinics and hospitals often resist buying "big ticket" equipment, as they have limited capital equipment budgets. Although we will continue to sell our ECP Systems for about $60,000 to $100,000, our CPD Systems for about $20,000 to $30,000 and our 3 Bed SDD Systems for about $100,000 to $120,000, to avoid the reluctance of physicians, group practices, clinics and hospitals to buy "big-ticket" equipment or lease it under long-term, non-cancellable leases, we plan to devote our principal efforts to renting and operating our products on the renter's premises under Rental Agreements that can be cancelled by the renter on two or three months prior written notice for a per hour or per test charge (See "Per Hour and Per Test Rental Programs" under "BUSINESS").

Under the Rental Agreements, we will provide, at our expense, the product to the renter and a nurse or technician to operate it, on a "turn key" basis with no up-front cost to some of the physicians, group practices, clinics or hospitals for a period of five (5) years or longer. A nurse or technician is expected to be able to operate up to two ECP Systems and one CPD System, and one sleep technician is expected to be able to operate a 3 Bed SDD System. If we provide an operator, the renter will pay us a fixed per hour or per test rental charge, which is based upon about half of what Medicare pays for the therapy or test, even though insurance companies, HMOs and private pay patients may pay more or less than Medicare. If we do not provide an operator, the per hour or per test charge will reflect the absence of this cost.

Since we will be providing our Systems and the services of a nurse or technician, at our expense, our Rental Agreements will require the renter to pay for a minimum number of hours or tests per month. In the United States, these minimums are expected to be up to $5,600 per month for ECP Systems, $2,400 per month for CPD Systems or $10,000 per month for 3 bed SDD Systems, which we believe will cover the cost of one nurse or technician to operate up to two ECP Systems and one CPD System and one sleep technician to operate a 3 bed SDD System. These minimums, if effected, are expected to enable us to recover the cost of the System in about 10-12 months, but we can make no assurance this will be possible. If we rent these Systems without operators, the per test or per hour charges and minimum monthly rental will reflect the absence of this cost.

To make our Rental Agreements with substantial monthly minimum charges acceptable to physicians, group practices, clinics and hospitals, our Rental Agreements may be cancelled by the renter on two (2) or three (3) months prior written notice and returning the System to us. We plan to rent our Systems to parties who have sufficient patient volume to make providing the Systems and operators profitable to us. We cannot assure that we will be able to do so or that we can successfully sell or rent a sufficient number of any Systems which may be returned to us to other physicians, group practices, clinics or hospitals (See "Per Hour and Per Test Rental Program" under "BUSINESS").

We are investigating the potential of our marketing or distributing other cardiovascular and cardio-pulmonary devices, which we might also rent, sell or lease to physicians, group practices, clinics and hospitals. We cannot assure that we will be able to successfully consummate any agreements to do so.

We were incorporated under the laws of the State of Nevada on August 25, 1986. Our office and factory is located at 18872 Bardeen Avenue, Irvine, CA 92612. Our telephone number is 1-949-863-2500, our toll free telephone number is 1-888-849-0200, and our President, John McCallum, can be contacted at 1-949-863-2500, Extension 106.

Holders of Common Stock

As of June 30, 2008, we had approximately 185 holders of record of our Shares.

Dividends

We have never paid cash dividends on our Shares and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will be dependent upon our financial condition, the results of operations and other factors then deemed relevant by our Board of Directors.

Shared Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2008 with respect to Shares that may be issued through our employee compensation plans (stock option plans):

Plan Category	NUMBER OF SHARES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (a)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS OPTIONS (b)	NUMBER OF SHARES AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SHARES IN COLUMN (a)) (c)
Equity Compensation Plans approved by security holders	550,000	$2.48	598,000
Equity Compensation Plans not approved by security holders	None	$ None	None
Total	550,000	$2.48	598,000

MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

Unaudited Financial Statements

The Financial Statements appearing in this Offering Circular were prepared internally by our management and have not been reviewed by, passed-upon or audited by any independent accounting firm or person. However, in our opinion, these Financial Statements contain all adjustments of a normally occurring nature necessary for a fair statement of the Company's financial condition as of the date specified and its results of operations for the periods shown.

Revenue Recognition

Our revenue presently includes revenues from the sale of ECP Systems, the repair of ECP Systems and the sale of CPD Systems, as well as the sale of extended service contracts for our ECP Systems. Our future revenues are expected to consist mainly of rental charges from the rental and operation of our ECP, CPD and SDD Systems.

In accordance with Staff Accounting Bulletin 104, "Revenue Recognition", we recognize revenue from products sold once all of the following criteria for revenue recognition have been met: (i) persuasive evidence that an arrangement exists, (ii) the products have been shipped, (iii) the prices are fixed and determinable and not subject to refund or adjustment and (iv) collection of the amounts due is reasonably assured.

Revenues from the sale of our products are recognized upon shipment and passage of title of the products to the customer, provided that all other revenue recognition criteria have been met, Generally, on sales of our products, customers are required to insure the goods from our place of business. Accordingly, the risk of loss transfers to the customer once the goods have been shipped from our warehouse. We sell our products primarily through commission sales representatives in the United States. We appoint distributors to sell our products outside the United States, and we recognize revenue upon shipment, provided that all other revenue recognition criteria have been met, and ownership risk has transferred. In some cases, particularly on sales through group purchasing organizations, we may have post shipment obligations such as installation and/or in acceptance provisions. All of our products are sold with a one year warranty, which includes parts and labor to replace defective parts. In the case of foreign sales of our products, we provide only a one-year parts replacement warranty, and the distributor provides the labor. We offer extended service contracts with a one-year or multi-year term. On extended service contracts with a multi-year term, revenue exceeding the amount applicable to future years is deferred and is ratably recognized in each subsequent year.

Revenues from the rental of our products under Rental Agreements for per hour or per test fees are recognized when due from customers in the United States and when received from customers outside the United States. Under our Rental Agreements in the United States, we presently pay our independent sales representatives a fixed percentage of the revenues for their services in securing the Rental Agreements throughout the usual five (5) year term of the Rental Agreements, and we provide parts to replace defective parts of the products, labor to install the parts and labor to adjust and maintain the products throughout the usual five (5) year term of our Rental Agreements. Under our Rental Agreements outside the United States, we provide parts to replace defective parts of the products during the usual five (5) year terms of the Rental Agreements, and our distributor provides labor to install the parts and labor to adjust and maintain the products during the usual five (5) year term of our Rental Agreements. We pay the distributors a fixed percentage of the revenues we receive from the rental of our products outside the United States for their services in securing the Rental Agreements throughout the usual five (5) year terms of the Rental Agreements, and a fixed percentage of the revenues we receive for the distributor's providing labor to install parts to replace defective parts of the products and labor to adjust and maintain the products during the usual five (5) year term of the Rental Agreements.

Allowances for doubtful accounts are based on estimates of losses on customer receivable balances, based on historical losses, adjusted for current economic conditions and specific customer experience. This requires the use of judgment and assumptions, which cannot be assured. Changes in economic conditions could have a material effect on balances reserved for doubtful accounts. Our credit losses in 2007 and 2006 were 1.83% of revenues.

Inventories

Inventories consist of raw materials and component parts, work in process and finished good products and accessories. Inventories are recorded at the lower of cost or market, cost being determined principally by use of the average-cost method, which approximates the first-in, first-out method. Cost is determined at the actual cost for raw materials, and at production cost (materials, labor and indirect manufacturing overhead) for work-in-process and finished goods.

Products provided to physicians or hospitals for sales evaluation, demonstration purposes or medical training are included in inventory, provided the products are ultimately intended to be sold. These units are written down to reflect their net realizable values.

We write-down our inventory for estimated obsolescence equal to the net realizable value of the obsolete inventory. Product obsolescence may be caused by changes in technology, discontinuance of a product line, replacement products in the marketplace or other competitive situations. We maintain a reserve on inventories of products that we consider to be slow moving or obsolete, to reduce the inventory to its net estimated realizable value. Once specific inventory is written-down, the write-down is permanent until the inventory is physically disposed-of.

Goodwill

We have adopted the provisions of Statement of Financial Accounting Standards "SFAS" No. 142, "Goodwill and other Intangible Assets." As a result of our adoption of SFAS No. 142, our goodwill is no longer amortized, but is subject to an annual impairment test, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. There was no goodwill or impairment loss recognized on goodwill during the fiscal years ended December 31, 2007 and 2006.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be revised for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted future cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

Estimates of expected cash flows represent management's best estimate, based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS No. 144 is permanent and may not be restored. To date, we have not recognized any impairment of long-lived assets in connection with SFAS No. 144.

Deferred Taxes

We record a valuation allowance to reduce any deferred tax assets to the amount that is more likely than not to be required. The company has considered estimated future taxable income and ongoing tax planning strategies in assessing the amount needed for the valuation allowance based on these estimates. We have no deferred tax assets.

Stock-based Compensation

We have not accounted for our employee stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" and related interpretations. We plan to adopt the disclosure provisions of SFAS No. 144, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148. "Accounting for Stock-Based Compensation – Transition and Disclosure," when required by law or regulation.

Forward-Looking Statements

The statements contained herein that are not historical facts may consist of forward-looking statements that involve a number of known and unknown risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated in such forward-looking statements.

Potential risks and uncertainties include, among other factors, general business conditions, government regulations pertaining to medical device approvals and manufacturing practices, competitive market conditions, success of our business and rental strategies, delays in receipts of orders, changes in the mix of products sold, availability of suppliers, concentration or sales in certain markets and to certain customers, changes in manufacturing efficiencies, development and introduction of new products, fluctuations in margins, timing of significant orders, and other risks and uncertainties currently unknown to management.

Results of Operations

The following table sets forth certain items in the our unaudited statements of income as a percentage of net revenues for the years ended December 31, 2007 and 2006 and for the six month periods ended June 30, 2008 and 2007.

	Years Ended December 31 (Unaudited)		Six Months Ended June 30 (Unaudited)	
	2007	2006	2008	2007
Net Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Goods	42.0	49.2	26.7	39.2
SG&A & Regulatory	97.7	97.1	63.9	125.4
R&D & Clinical Trials	0.0	(0.5)	1.4	0.0
Interest expense & Depr	5.9	4.8	2.3	6.7
Income taxes	0.1	0.06	0.07	0.3
Net Profit (Loss)	(45.7)	(50.7)	5.6	(71.6)

Net Revenues

Net Revenues decreased 37.0% to $860,282 in 2007 from $1,366,013 in 2006, due to decreased unit sales. In 2007, we terminated our direct, salaried sales force, reduced to two Regional Sales Managers and, in late 2007 and 2008, we eliminated our two Regional Sales Managers and began appointing distributors to sell our products outside the United States and independent sales representatives on a straight commission basis to sell our products in the United States.

Net Revenues increased by 165.6% to $976,813 in the six month period ended June 30, 2008, from $367,811 in the same period of 2007, due to increased sales of units.

Cost of Goods, Gross Profit and Cost of Sales

Cost of Goods in 2007 was 42.0% of Net Revenues, compared to 49.2% of Net Revenues in 2006, due to lower component and manufacturing costs in 2007. Gross Profit was 58.0% of Net Revenues in 2007, versus 50.8% of Net Revenues in 2006, due to higher revenues in 2006.

Cost of Goods was 26.7% of Net Revenues in the six months ended June 30, 2008, compared to 39.2% of Net Revenues in the same period of 2007. Gross Profit was 73.3% of Net Revenues in the six months ended June 30, 2008, versus 60.8% of Net Revenues in the same period 2007, due to increased revenues in the six-month period of 2008.

Selling, General and Administrative Expenses

Selling, General and Administrative or "SG&A" expenses were 97.7% of Net Revenues in 2007, versus 97.1% of Net Revenues in 2006.

SG&A expenses in the six month period ended June 30, 2008 were 63.9% of Net Revenues, compared to 125.3% of Net Revenues in the same six month period of 2007, due to higher revenues in the six month period of 2008.

Research And Development (R&D) Expenses

R&D expense was 0% of Net Revenues in 2007, compared to (0.5%) of Net Revenues in 2006, due to a credit to R&D expenses in 2006.

R&D expenses in the six months ended June 30, 2008 were 1.4% of Net Revenues, compared to 0.07% of Net Revenues in the same six-month period of 2007, due to increased R&D expenses in the six-month period of 2008.

Net Profit (Loss)

As a result of lower SG&A expenses in 2007 and other economies in manufacturing, despite lower Net Revenues in 2007, we had a Net Loss of $393,060 or $0.05 per Share in 2007, compared to a Net Loss of $692,781 or $0.10 per Share in 2006.

Due to increased Net Revenues in the six months ended June 30, 2008, we had a Net Profit of $54,884 or $.01 per share, compared to a Net Loss of $263,287 or $0.04 per share, in the same six month period of 2007.

Cash flows

In 2007, Net Cash consumed by operating activities was $173,836, compared to $196,873 in 2006. In the six month period ended June 30, 2008, Net Cash consumed by operating activities decreased to $32,894, compared to $137,549 in the same six month period of 2007.

Liquidity and Capital Resources

At December 31, 2007, we had working capital of $(357,271), compared to $(317,616) at December 31, 2006. Cash increased by $20,694 to $6,426 at the end of 2007, from $(14,268) at the end of 2006. At June 30, 2008, we had Working Capital of $(119,835), compared to $(309,106) at June 30, 2007.

We believe the $4,400,000 of estimated net proceeds of the offering, if all of the Shares being offered are sold, will be sufficient to meet our operating needs for at least the next twelve months.

We have outstanding 6% Senior, secured, convertible notes ("Notes") to our chief executive officer in the amount of $600,000 and Notes to two directors in the amount of $50,000 each. These Notes bear interest at 6% per annum, mature at various dates, from 2010 to 2013 and are convertible, with accrued interest, into Shares at a price of $0.50 per share.

At December 31, 2007, we had a net loss carry-forward of approximately $7,000,000, which will reduce any federal income tax expense we may incur in future years to this extent.

BUSINESS

General

In late 2006 we eliminated our direct sales force, which was unable to sell a sufficient number of units to our products to offset our manufacturing, marketing and sales costs. In late 2007 we eliminated our two Regional Sales Managers, and we began appointing independent sales representatives ("Sales Reps") to sell our products on a straight commission basis in the U.S. and distributors to sell our products in foreign countries. Our revenues increased and our Cost of Goods and SG&A expenses as a percentage of revenues decreased in the six months ended June 30, 2008, enabling us to make a net profit (unaudited) of $54,884 or $0.01 per share in this period.

Results of Clinical Studies

Our ECP Systems are the only ECP devices that have been shown in clinical studies, published in peer-reviewed medical journals, to produce the following clinical benefits:

(a) Reduce the incidence of Angina attacks in 58 Canadian Cardiology Society Functional ("CCSF") Class II-IV Angina patients by 77%, reduce nitroglycerine use (a vasodilator used to ease pain from the lack of blood flow due to blockages in one or more of the coronary arteries) by 80% and reduce the incidence of hospitalization for Angina by 97% in the year following 35 hours of ECP therapy (one hour per day, five days a week for seven weeks), compared to the year prior to the ECP therapy[(1)];

(b) Reduce mortality in 59 New York Heart Association ("NYHA") Class II-IV Heart Failure patients to 1.85% in the year following 35 hours of ECP therapy under our patented, Graduated™ Low Pressure ECP Regimen[(2)], a 90% reduction from the American Heart Association's published figure of 18.8% annual mortality from Heart Failure[(3)] and reduce the incidence of hospitalization by 87.5% in the year following 35 hours of ECP, compared to the prior year[(2)]. The cost of treating Heart Failure is the largest single cost to Medicare and is estimated at about $40 billion annually;

(c) Reduce mortality during the hospital stay to 6.5% in 108 Killip Class II Heart Attack patients (the most common type of Heart Attack), who received 4 hours of ECP within 24 hours of the onset of the Heart Attack Symptoms, a 56% reduction from mortality of 14.7% in the 116 Heart Attack patients in the Control Group, who received only conventional medical therapy[(4)]; and

(d) Increase survival of 20 patients in Cardiogenic Shock to 35% in the month following the ECP treatment, an increase of 230%, from the published survival figure of 15% from this condition[(5)].

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(1) Weisfogel G et al, External Counterpulsation Produces a Significant Reduction in Stable Angina Class, Episodes, Medication Use, and Hospitalization. Am J. Cardiol, 1980;45:349-356.
(2) Vijaraghavan K et al, New Graduated Pressure Regimen for External Counterpulsation Reduces Mortality and Improves Outcomes in Congestive Heart Failure: A Report From the Cardiomedics External Counterpulsation Patent Registry. CHF, 2005; 11:147-152.
(3) 2002 Heart Failure and Stroke Statistical Update, American Heart Association, Dallas, Tx.
(4) Amsterdam E et al, Clinical Assessment of External Pressure Circulatory Assistance in Acute Myocardial Infarction. Am Heart J, 1980;45:349-456.
(5) Soroff HS et al, External Counterpulsation: Management of Cardiogenic Shock After Myocardial Infarction. JAMA, 1974; Vol229;.11:1441-1450.

Recent Patent Issuance

In July 2007, U.S. Patent No. 7,244,225, covering our Graduated™ Low Pressure ECP Regimen to treat Heart Failure and other conditions and certain improvements to our ECP System, was issued to us by the U.S. Patent and Trademark Office. An additional U.S. patent application on our ECP Regimen has been allowed by the U.S. Patent Office and is expected to issue in April or May of 2009.

Medicare Reimbursement for ECP Therapy

Medicare currently pays an average of $156 nationally for each hour of ECP therapy for the treatment of severe, Class III-IV Stable Angina patients, who are not amenable to balloon angioplasty or bypass surgery, an average of $5,410 for 35 hours of ECP therapy. Medicare will pay for additional hours of ECP, if it is shown by an appropriate diagnostic test to be medically necessary for Angina patients who meet the criteria for coverage. ECP therapy is administered by a trained nurse or technician.

In mid-2005, we applied to Medicare for coverage of ECP for the treatment of CCSF Class II Angina, we asked for removal of the limitation on coverage of ECP to only "Angina patients not amenable to balloon angioplasty or bypass surgery," we requested coverage of ECP for treatment of NYHA Class II-IV Heart Failure and we requested coverage of ECP for the treatment of NYHA Killip Class II-IV Heart Attacks and the treatment of Cardiogenic Shock, the most serious complication of a Heart Attack.

In March 2006, Medicare denied our application for all of the additional coverages we requested for ECP. Medicare expressed a concern that our clinical study of ECP in the treatment of Heart Failure did not include a control group, although Medicare's published coverage rules do not require a clinical study with a control group. In our clinical study, we treated three groups of Heart Failure patients at different levels of pressure applied under our Graduated™ Low Pressure ECP Regimen, at "high," "medium" or "low" pressure.

The Heart Failure patients in the low pressure group in our Heart Failure Study had a mortality rate of only 1.85% and a reduction in the incidence of hospitalizations of 87.5% in the year following 35 hours of our ECP therapy. The patients in the mid-pressure group had a mortality rate of 7.69% and a reduction in hospitalizations of 82.6%. The patients in the high pressure group had a mortality rate of 8.82% and a reduction in hospitalizations of only 57.1%. demonstrating a clear trend of improvement at lower pressures. However, our study did not include a control group that received only conventional medical therapy.

Medicare also expressed concern that our Heart Attack Study (which had a control group) and our Cardiogenic Shock Study (which did not have a control group) were both performed a number of years ago, although mortality from both of these conditions has not changed significantly since these Studies were conducted.

While Medicare did not grant the expanded coverages for ECP that we requested, Medicare increased the amount it pays for ECP by 6% for 2008, while Medicare reduced the amount it pays in 2008 for many other therapies.

We plan to use up to $500,000 of the proceeds of this Offering to conduct the first year of a two-year, randomized, controlled clinical study of our ECP and CPD Systems in the treatment of Chronic Heart Failure and Angina in 2009 and 2010, provided we sell at least $2.5 million of the Shares being offered. While this is a two year clinical study, we will submit the one-year results to Medicare with a request for reimbursement of ECP for the treatment of Heart Failure and Class II Angina and to expand reimbursement for all Class III and IV Angina patients.

We expect to finance the remaining cost of up to $500,000 for this Heart Failure and Angina study from revenues in 2009 and 2010, although we cannot assure we will be able to generate sufficient revenues over our costs of operations to enable us to do so. If sufficient revenues to fund the second $500,000 of cost for this clinical study are not available, the study may be terminated and the $500,000 expended in 2009 may be lost.

If all of the Shares being offered are sold, we may also commence a $100,000 one-month, controlled, small "pilot" clinical study of our ECP System in the treatment of Acute, hospitalized Heart Failure patients in 2009 at one institution in the United States for Medicare reimbursement and a $100,000 one-month, controlled, small "pilot" clinical study of our ECP System in the treatment of Heart Attacks in 2010 at one institution outside the United States, if funds reserved for general corporate purposes are sufficient to enable us to do so.

Medicare Reimbursement for CPD Tests

Our CPD System is the only cardiopulmonary diagnostic device that can produce an assessment of a Heart Failure patient's cardiopulmonary condition, with the patient having to step up and down a single step for only 2 to 4 minutes. Other cardiopulmonary diagnostic devices require a Heart Failure patient to perform maximal exercise on a treadmill, which many Heart Failure patients cannot do.

Our CPD System displays the test results numerically and with green (good) or red (bad) bar charts, making it easy for the physician to recognize an abnormal test result. Many other such devices typically display numerical test results only.

Medicare currently pays an average of about $120 nationally for each test performed on our CPD System and will pay for up to four CPD tests per year for monitoring the condition of Heart Failure patients or Angina patients with Heart Failure. Medicare will also pay for additional CPD tests, to enable a physician to assess the results of adjusting a therapy, such as determining if more hours of ECP are needed, the effect of a different drug dosage or the effect of a different pacemaker setting. A CPD test takes approximately 15 minutes for a trained nurse or technician to perform.

The purpose of the proposed clinical study of our ECP and CPD Systems in the treatment of Heart Failure in 2009 and 2010 is to obtain Medicare coverage and reimbursement for ECP for the treatment of Heart Failure, as well as to establish the ability of our CPD System to determine if more than 35 hours of ECP is necessary to normalize the cardiopulmonary condition of Heart Failure patients. We cannot assure that the results of this clinical study will be successful or, if successful, that the Study will persuade Medicare to grant coverage and reimbursement for 35 hours of ECP or additional hours of ECP, if needed, in the treatment of Heart Failure.

Medicare Reimbursement for Sleep Disorder Diagnostic Tests

Our SDD Systems employ advanced devices for the diagnosis and evaluation of therapies of sleep disorders. An estimated 20 to 30 million people in the United States suffer from a sleep disorder, but there are only enough existing sleep disorder testing facilities in the United States to treat an estimated 5 million persons annually. A sleep disorder diagnostic test is performed on patients whose sleep questionnaire indicates the potential for a sleep disorder. A sleep titration test is performed on those patients found to have a sleep disorder to establish the therapy needed to treat the sleep disorder. An estimated 80% of those who have a sleep diagnostic test need a sleep titration test.

Medicare currently pays an average of about $900 nationally for a sleep disorder diagnostic test to determine if a person is suffering from a sleep disorder. The test is performed by a trained sleep technician at night in a specially equipped room in a physician's office, clinic or hospital outpatient department while the person is asleep (See "Per Hour Per Test Rental Programs"). Many states require a sleep technician to pass a written examination and be licensed.

Medicare currently pays an average of about $1,100 for a sleep disorder titration test on persons who have been diagnosed with a sleep disorder to determine what therapeutic device or other medical procedure may be needed to treat their sleep disorder. This test is likewise performed by a trained sleep technician on a different night in the same type of room in a physician's office, clinic or hospital outpatient department, while the person is asleep.

Insurance companies typically pay about 10% to 20% more than Medicare for such sleep diagnostic and titration tests, HMOs pay about the same as Medicare, and uninsured persons generally pay about the same as Medicare.

Per Hour and Per Test Rental Programs

The principal market for our ECP, CPD and SDD Systems is presently in physicians' and group practice's offices, as these devices are used to treat patients and perform diagnostic tests on an outpatient basis. Our ECP System is used to treat Angina and Heart Failure patients for one hour per day, five days per week for seven weeks. Treatment in a physician's office is more convenient and generally entails less paperwork and waiting time than in a clinic or hospital's outpatient department. If and when Medicare coverage and reimbursement for ECP in the treatment of Acute Heart Failure, Heart Attacks and/or Cardiogenic Shock is obtained, hospitals will become a significant market for our ECP Systems.

Physicians are not accustomed to purchasing $30,000, $100,000 to $120,000 pieces of equipment for use in their offices. Leasing, with interest costs over a 5-year period, increases the overall outlay by 40% or more, depending on then current interest rates. Equipment leases are typically non-cancelable and are financed by the credit of the physician or physicians, based on their income tax returns and personal financial statements. Many physicians are reluctant provide this information and do not want to be bound by long term, non-cancellable leases.

Hospitals and clinics are also reluctant to purchase expensive equipment, as many have limited capital equipment budgets, and leasing increases the cost of the equipment. As a result, we have found it difficult to sell or lease a sufficient number of our products to physicians for use in their offices or to clinics or hospitals for use in their outpatient departments causing us to incur losses over the previous years.

Since we have confidence in both the patient benefits of our products, based on our clinical study results described above, and we have confidence in the profitability to physicians from the use of our products, based on current Medicare reimbursement rates, our solution is to rent our ECP, CPD and SDD Systems by the hour or by the test to physicians, group practices, clinics and hospitals under Rental Agreements that can be terminated by the renter on two or three months prior written notice. Removing the large up-front cost and the fear of a long-term commitment eliminates the most significant impediments to a physician, group practice, clinic or hospital trying our products, seeing the patient benefits and learning what profits our products might produce for them.

Since cardiologists, internists, GPs and family practitioners are not trained in medical school or residency training programs to use our ECP, CPD or SDD Systems and do not know how to train their nurses or technicians to operate them, we plan to provide a trained operator (nurse of technician) and include his or her cost in the per hour or per test rental charges for our products to some physicians and group practices, making it easy for them to provide the benefits of our ECP, CPD and SDD Systems to their patients. If we do not provide an operator, the per hour and per test charges and the minimum monthly payments will reflect the absence of this cost.

We plan to recruit and train nurses and technicians to use our ECP and CPD Systems and recruit trained sleep technicians to operate our SDD Systems, in both cases from established schools that offer such training and assist their graduates in obtaining licenses and jobs.

In the case of SDD Systems, in addition to sleep diagnostic devices and TV monitors, we provide pull-down Murphy-type beds to convert an exam room to a sleep disorder testing room at night. Each sleep technician is expected to be able to monitor three patients while they are sleeping and being tested.

A majority of the net proceeds from the sale of the Shares being offered are expected to be used to purchase components, assemble our products and rent them with a trained operator to physicians, group practices, clinics and hospitals in the U.S. and foreign countries for a per hour or per test rental charge under 60 Month Rental Agreements that can be cancelled on two of three months prior written notice.

While we presently have no arrangements to borrow from any banks or finance companies, if additional equity (stock) financing is not available to us in the future, we may pledge the products being rented or the rental stream from our Rental Agreements to lenders and borrow the cost of providing the products and the operator under our Rental Agreements. Borrowing entails both the cost of interest and the risk of defaults, which could place the Company's assets at significant risk in the event of a default on any such loans.

Renting our ECP, CPD and SDD Systems with a cancellation privilege also entails the risk of premature cancellation of our Rental Agreements and the return of more ECP, CPD and SDD Systems than we can rent or sell to others. If such occurs, our working capital may be impaired, we may be faced with defaults on borrowings and our ability to continue in business may be jeopardized.

Our proposed Rental Agreements require the physician, practice or hospital to pay us for a minimum number of hours of use each month or a minimum number of tests each month, to assure that the cost of the operator is covered and the System will not go unused. The dollar amount of the minimum number of hours or tests per month is designed to pay the cost of the operator and expected to return our cost for the System in about ten to twelve months. If a System is used for more than the minimum number of hours or tests each month, we expect to recover our cost for the System in less than ten to twelve months.

In addition, our proposed Rental Agreements will require the physician, group practice, clinic or hospital to pay us a substantial financial penalty if the renter cancels the Rental Agreement, returns our product and buys, leases or rents a comparable product from a third party. The proposed Rental Agreements will also require the physician, group practice, clinic or hospital to grant us the right of first refusal to supply any additional products of the same type they wish to buy, lease or rent in the future.

While we expect the usage of each of our products will equal or exceed the required minimum number of hours or tests per month, we cannot assure that this will happen. However, even at the required minimum number of hours or tests per month, we estimate our return will be significantly larger than if we sold or leased our products.

There are an estimated 170,000 cardiologists, internists, family practitioners and general practitioners in the United Sates who treat Angina and Heart Failure and are potential candidates for the purchase, leasing or rental of our products. For example, if 1% or 1,700 of these physicians were to rent one of each of our ECP, CPD and 3 Bed SDT Systems with two of our operators, at our proposed minimum monthly per hour and per test rental rates, this would produce over $30 million of revenues per month or more than $360 million per year. However, we cannot assure we will ever be able to rent such number of our Systems with operators to physicians in the United States.

Since our Rental Program is new, the per hour or per test rental charges, the monthly minimum number of hours or tests required, our manufacturing or OEM costs and our sales costs may change significantly andOther unanticipated costs may occur over time, which may adversely affect the profitability of our Rental Program. Furthermore, there is no assurance we will be able to successfully rent any significant number of our Systems, that we will not have excessive cancellations of our Rental Agreements and returns of products, which we may be unable to sell, lease or rent to others, or that the Rental Program will be profitable to us.

Sales

We presently sell our ECP and CPD Systems and, following the completion of this Offering, we also plan to begin renting these products and our SDD Systems in the United States through "straight commission" independent sales representatives ("Sales Reps") and through distributors in foreign countries, all of whom represent other manufacturers of medical products and devote only a portion of their time to selling and renting our products.

While reimbursement for the use of medical devices in foreign countries is significantly less than in the United States, or is non-existent in some countries, Angina, Heart Failure and Heart Attack patients outside the United States have less access to new technologies to treat their condition. Virtually all of our sales to foreign distributors are expected to be made pursuant to letters of credit or wire transfers of funds payable in U.S. dollars. As a result, we do not expect to be subject to foreign currency risks.

We usually maintain an inventory of our products and ship the products within days of receipt of a purchase order. As a result, we typically have no order backlog.

Field Service

We presently employ a VP Manufacturing, R&D & Field Service who manages the manufacturing of our ECP Systems, the development of new products and the field servicing of our products in the United States. We also provide field services under extended service contracts after the expiration of the original one-year warranty we provide on our products. We also sell parts and charge for the time and travel cost of our field service technicians when they repair our products in the United States after the initial one-year warranty period has expired.

Our distributors are responsible for servicing (repairing and maintaining) our products outside the United States. Our distributors' service technicians are trained to service our products at our factory or at their offices in foreign countries in 4-5 day training courses. We provide parts to our distributors to replace defective parts of products during their one-year warranty period. We also sell parts to our distributors for resale to customers outside the United States whose one-year warranty has expired.

Government Regulation

All of our products are, and will in the future, be subject to extensive governmental regulation and supervision, principally by the FDA and comparable governmental authorities in other countries. The FDA regulates the introduction, advertising, manufacturing practices, labeling and record keeping of all drugs and medical devices. The FDA has the power to seize adulterated or misbranded devices, require removal of devices from the market, enjoin further manufacture or sale or devices and publicize relevant facts regarding devices.

Prior to the sale of any of our products, we are required to obtain marketing approval for each product from the FDA and comparable authorities in foreign countries. Extensive clinical (human) testing of each product, which is both costly and time-consuming, may be required to obtain such approvals. Our business would be adversely affected if we were unable to obtain such approvals or to comply with continuing regulations of the FDA and other governmental agencies. In addition, we cannot predict whether future changes in FDA or foreign government regulations might increase the cost of conducting our business or affect the time required to develop and introduce new products. Specific areas of regulation by the FDA and other related matters are described in detail below:

Investigational Device Exemption

Before a new medical device may be used for investigational research (clinical trials) in the United States, an Investigational Device Exemption ("IDE") application must be approved by the FDA, unless the device has already been cleared for sale by the FDA. Also, to obtain an IDE, the sponsor of the investigational research must first obtain approval for the research from the institutional Review Board ("IRB") of the institution (e.g. hospital, clinic, physician practice, etc.) at which the clinical study is to be conducted.

510(K) Premarket Notification

The procedure for obtaining clearance from the FDA to market a new medical device can involve many steps, such as IDE's and PMA's (see "Premarket Approval" below). However, if a device is substantially equivalent to a product marketed prior to May 28, 1976, or is substantially equivalent to a comparable product cleared for sale by the FDA under a 510(k) Premarket Notification, a 510(k) Premarket Notification may be filed to establish the device's equivalence.

The FDA's review process for a 510(k) Premarket Notification can take three months or longer. However, if additional testing or data are requested by the FDA, the overall review process may be extended.

Our current products were cleared for sale in the United States by the FDA pursuant to 510(k) Premarket Notifications. While 510(k) Notifications usually do not require clinical trials, in some cases, 510(k) Notifications may require clinical trials.

Premarket Approval

Under the Medical Device Amendments of 1976, all medical devices are classified by the FDA into one of three classes. A "Class I" device is one that is subject only to general controls, such as labeling requirements and good manufacturing practices ("GMP"). A "Class II" device is one for which general controls and performance standards alone are insufficient to secure safety and effectiveness, unless the device qualifies for sale under a 510(k) Premarket Notification. "Class III" devices generally require clinical testing to establish their safety and efficiency in treating specific diseases or conditions, and either a 510(k) Premarket Notification, with or without a clinical trial, or a Premarket Approval ("PMA") with a clinical trial. An application for the intended use of the device must be approved by the FDA before the device can be marketed in the United States. A device is generally classified as a Class I, II or III device based on recommendations of advisory panels appointed by the FDA. Our ECP System is presently considered a Class III device eligible for marketing under a 510(k) Premarket Notification. However, the FDA can change any device's classification to require a PMA application at any time.

The filing of a PMA Application generally entails one or more expensive, lengthy clinical trials. After completion of the clinical trials, a rigorous review of the data and an inspection of the manufacturing facility and process by the FDA can take one year or longer, unless additional testing or data are requested by the FDA, in which case the review process can be considerably longer.

We cannot assure that PMA approvals will not be required by the FDA for our current products or, if PMA approvals are required, that they can be obtained or, if obtained, that they can be maintained. The failure to obtain and maintain PMA approvals for any of our products, if required, could have a material adverse effect upon our future operations.

Inspection of Plants

The FDA also has authority to conduct detailed inspections of manufacturing plants to determine whether or not the manufacturer has followed its GMP requirements, which are required for the manufacture of medical devices. Additionally, the FDA requires reporting of certain product defects and prohibits the domestic sale or exportation of devices that do not comply with the law. We believe we are in compliance in all material respects with these regulatory requirements, and we expect that our processes and procedures in place will satisfy the FDA, although we cannot assure that this will be so.

State Regulation

Federal law preempts states or their political subdivisions from regulating medical devices. Upon application, the FDA may permit state or local regulation of medical devices which is either more stringent than federal regulations or is required because of compelling local conditions. To date, and to the best of our knowledge, only California has filed such an application. On October 5, 1980, the FDA granted partial approval to such application, effective December 9, 1980. The California requirements, which have been exempted from federal law preemption, have not had a materially adverse effect on us to date.

Insurance Reimbursement

To permit the users of our products to obtain reimbursement under Federal health care programs such as Medicare, we may be required to demonstrate, in an application to the Centers for Medicare and Medicaid Services ("CMS"), which administers the Medicare and Medicaid Programs, at either the state or federal level or both, the safety and efficacy of our products and the benefit to patients therefrom which justify the cost of such treatment. There is no assurance that any application for coverage and reimbursement by us will be approved by CMS. Most private health insurance companies, health maintenance organizations ("HMOs") and state health care programs have standards for reimbursement similar to those of CMS. If any of our products is refused reimbursement by Medicare, private insurers, HMOs and/or health care programs, the marketing of such product would be adversely affected.

Cost of Compliance With FDA and Other Applicable Regulations

The costs of complying with FDA and other governmental regulations prior to the sale of our products are reflected mainly in our R & D expenditures. The cost of first obtaining an IDE for a product, if required and, after having developed a product which in our view is safe and effective, obtaining approval of a PMA or 510(k) Premarket Notification therefor, as well as making an application to CMS in order to establish Medicare reimbursability for treatments utilizing such product, adds significantly to the cost of developing and bringing a medical device to the market over what such cost would have been if such regulatory requirements did not exist.

Compliance with regulatory requirements also lengthens the time required to develop and commence marketing a product. These delays increase our R & D costs by (a) lengthening the time during which we must maintain and bear the carrying costs of a given research and development effort and (b) delaying the time when we can commence realizing revenues from sales of a product, during which time we must continue to bear administrative and overhead costs. It is, however, not possible for us to quantify or estimate in advance the direct and indirect costs of complying with such regulatory requirements, particularly since the expense and difficulty of such compliance can vary greatly, depending upon the nature of the product, its intended use, the technological success of the R & D effort and the results of animal and/or human clinical testing of the product.

In the event applicable regulations require more rigorous testing than might otherwise be deemed necessary, the costs of testing the product by unaffiliated institutions (and fees or royalties, if any, payable to them) may be deemed in part a cost to us of compliance with such regulatory requirements.

Employees

On June 30, 2008, we had 12 employees, of whom three were employed in production and engineering, one in accounting, one in marketing and four in general and administrative functions, and we had three part time employees in training and sales. Our employees are not subject to any collective bargaining agreements.

We may require additional employees in the areas of administration, product development, research, production, regulatory affairs, accounting, sales and marketing in the future. There is intense competition for capable, experienced personnel in the medical device field, and we cannot assure that we will be able to obtain new qualified employees when required. Management believes its relations with its employees are good.

Patents and Patent Applications

On June 30, 2008, we owned one U.S. Patent, No. 7,244,225, covering our Graduated™ Low Pressure ECP Regimen for treating Heart Failure and other medical conditions and improvements in our ECP Systems, and one pending U.S. patent application covering refinements in our Graduated™ Low Pressure ECP Regimen, which has been allowed by the U.S. Patent Office and is expected to issue in April or May of 2009.

We cannot assure that (a) any patents will be issued from the pending application, (b) any issued Patents will prove enforceable, (c) we will derive any competitive advantage from any issued patents or (d) our products may not infringe patents owned by others, licenses to which may not be available to us or available at an acceptable cost, in which event, we may be faced with patent litigation, which is extremely costly and may entail damages, judgments and settlements and may require us to abandon the sale of the infringing or allegedly infringing products. To the extent that pending patent applications do not issue, we may be subject to more competition. The issuance of patents on some but not all aspects of a product may be insufficient to prevent competitors from essentially duplicating the product by designing around the patented aspects. We are not obligated to pay royalties under our issued U.S. Patent or pending U.S. patent application, which have been assigned to the Company without cost. If we should acquire licenses to patents or patent applications in the future, we may be obligated to pay royalties or other payments to their owners.

Competition

We face competition from a number of small companies that import ECP devices fro m China or assemble ECP devices made of parts from China or acquired elsewhere. Among the small companies with which we compete are Vasomedical, Inc., American Cardiology Systems, Inc., ScottCare, Inc. and others, certain of which are publicly held. While our ECP Systems compete with these companies on published clinical benefits, price, features and service, none of these companies have clinical studies published in peer-reviewed medical journals demonstrating clinical benefits comparable to ours. Also, to our knowledge, none of these companies offers a per hour or per test rental program with or without trained operators comparable to ours.

We also compete with large, established, publicly-held companies in the medical field, which manufacture cardio pulmonary diagnostic devices and sleep disorder testing equipment and supplies. The larger of such established companies include Respironics, ResMed, Mallinckrodt, Compumedics, Viasys, Nellcor and Embia, all of which have greater financial resources, R & D and manufacturing facilities, technical skills, management staffs and sales and marketing organizations than us.

Insurance

We have a commercial general liability insurance policy and a products liability insurance policy, each providing coverage per claim and in the aggregate of $5,000,000. We cannot assure this amount of insurance will be sufficient to protect our assets against claims by patients, users of our products or others. Although there have been no successful claims against us in the past, there is no assurance we will be able to maintain such liability insurance in force in the future at an acceptable cost, or at all, in which case our assets would be at risk in the event of successful claims against us. Court awards in excess of the amount of insurance then in force could have a serious adverse affect upon our financial condition and future viability. We do not carry any directors and officers liability insurance, but we do have indemnification agreements in our By-Laws covering our officers and directors.

Properties

We currently occupy approximately 14,000 square feet of office, manufacturing and warehouse space in Irvine, CA, which we lease at a rental of approximately $24,000 per month. We sublease approximately 8,000 sq. ft. of space in this building on a month-to-month basis at a small premium over our monthly rental cost for this area to an unaffiliated party. Our present facilities are capable of manufacturing several times our current volume of products, and we can more than double the size of our facility if we choose to terminate the month-to-month rental of 8,000 sq. ft. of space by our sub-tenant. Our lease expires in January 2010. Management considers all of its facilities to be well maintained and adequate for its purpose.

Litigation

There are presently no lawsuits against us and none are threatened. We may be subject in the future to various lawsuits that may arise in the ordinary course of our business. The litigation process is costly, time consuming and inherently uncertain, and it is possible that the resolution of any future litigation may materially adversely affect our business and financial condition.

MANAGEMENT
Officers And Directors

Name	Age	Position
Marvin P. Loeb	82	Chairman and CEO
John McCallum	44	President, COO & Director
Robert J. Sullivan	67	V. P. – Manufacturing
Lorrie L. Stratton	57	Secretary/Treasurer
Donald Baker	77	Director
Thomas R. Ulie	60	Director
Glenn D. Yeik	41	Director

Marvin P. Loeb has been Chairman, CEO and a Director of our Company since 1986. He has been the Chairman of the Board of Directors of Trimedyne, Inc. since 1980, a publicly-held manufacturer of medical lasers. Since November 1988, he has been Chairman of Ultramedics, Inc., a privately held company whose principal interest is its investment in the Company. Dr. Loeb has been President of Master Heath Services, Inc., a family held medical consulting firm, since 1973, and Marvin P. Loeb and Company, a family held patent licensing firm, since 1983. Dr. Loeb holds an honorary Doctor of Science Degree from Pacific States University and a Bachelor of Science Degree from the University of Illinois.

John McCallum has been President, COO and a Director of our Company since April 1, 2004. Prior thereto he was Vice President of Business Development & International Sales and Marketing from August 2001 to March 2004 of Cortex Biophysik, GmbH of Germany; Asia Pacific Sales Manager from July 1999 to July 2001 of Sensormedics, Inc. (now Viasys); Vice President of Sales and Marketing from October 1996 to June 1999 of Compumedics, Pty., Ltd. Of Australia; and Director of Sales for Asia Pacific and Latin America from

July 1992 to October 1996 of Medical Graphics Corp. Mr. McCallum has extensive experience in the Pulmonary, Cardiology and Sleep markets throughout the U.S., Asia, Europe and Latin America for more than 17 years. Mr. McCallum graduated from Manchester Metropolitan University in the UK with an Honors Degree in Biological Sciences.

Robert Sullivan has been with the Company since December 2001, initially as Manufacturing Manager and was elected to his present position as Vice President, Manufacturing, in April 2003. Prior thereto, Mr. Sullivan was employed by Nobel Biocare from December 1999 to December 2001 and by Chiron Vision from January 1985 to July 1998, where he served in several capacities dealing with product development, sales support and training. He has been engaged in electronic medical device development since 1970.

Lorrie Stratton has been employed by the Company for approximately 55% of her time as Accounting Manager from July 1996 to present and since June 30, 2008, as Chief Accounting Officer. Prior thereto, she was our Controller from 1989 to present. Mrs. Stratton graduated with a Bachelor of Science Degree in Business Administration from California State Polytechnic University, Pomona, California.

Glenn D. Yeik has been a Director of our Company since October 2004. He has been President, Chief Operating Officer and a Director of Trimedyne, Inc. since September 2003. Prior thereto, he was Executive Vice President of Trimedyne, Inc. from April 2002 to September 2003 and Vice President of Product Development from March 2000 to April 2002. Mr. Yeik was Manager and Director of Electronic Systems at AngioTrax, Inc. from May 1998 to March 2000. Mr. Yeik was employed as an Engineering Manager of Trimedyne, Inc. from August 1992 to May 1998. Prior thereto, Mr. Yeik was a Software Engineer at Cardiac Sciences, Inc. from June 1991 to August 1992. Mr. Yeik received a Bachelor of Science Degree in Electrical Engineering from LeTourneau University. Mr. Yeik is Dr. Loeb's son-in-law.

Donald Baker has been a director of our Company since 1992. He also has been a Director of Trimedyne, Inc. since 1983. Mr. Baker retired after 39 years as a Managing Partner of the law firm of Baker & McKenzie. He holds a J.D.S. degree from the University of Chicago Law School. Mr. Baker was a Director of the management committee of the Mid-America Committee of Chicago for many years, and has been a director of various medical technology companies. He is a member of the Chicago and American Bar Associations.

Thomas R. Ulie has been a director of our Company since 2005. He is a Chartered Financial Analyst, has been in the investment field for more than 30 years, and has been CEO of First Island Capital, Inc., a West Coast-based investment firm since 1994. Mr. Ulie also serves as a Director of a number of medical companies and has wide-ranging experience in the investment community, having worked in money management, research and investment banking. Prior to First Island Capital, Mr. Ulie served as Senior Managing Director for the Stanford Company, a NYSE member firm. Earlier, Mr. Ulie was an Associate Director of Bear Stearns and a member of the New York Stock Exchange Hearing Board, an analyst for Lehman Brothers, Fiduciary Counsel Inc. and the Commodity Exchange Authority. He currently serves as Director of the Mercer Island Rotary Club.

The Company has made no loans to, has no retirement plan for and carries no key man life insurance on any of its officers, directors or employees. To our knowledge, none of the Company's officers, directors or employees was an executive officer, director or partner in any entity which filed under the Bankruptcy Act or any State insolvency law.

Executive Compensation

The following table set forth the executive compensation paid during the years ended December 31, 2006 and 2007 to our executive officers who earned more than $100,000 in combined salary, stock option awards and other compensation in such years.

Compensation

Name of Individual And Principal Position	Year	Annual Compensation (1) Salary $	Bonus $	Securities Underlying Options $ Shares)	All Other Compensation ($) (2)
John McCallum President and Chief Operating Officer	2007	$100,120	$ 0	750,000	$ 6,923
	2006	$109,490	$ 0	0	$10,206

Security Ownership Of Management And Others

We presently have 7,317,980 Shares outstanding, with 10,811,960 Shares outstanding on a fully diluted basis. The following table sets forth the name and address of each beneficial owner of more than five percent of the Company's Common Stock on a fully-diluted basis known to the Company, by each director of the Company, by each named executive officer, and by all directors and executive officers as a group, the number of shares beneficially owned by such persons as of June 30, 2008 and the percent of the class so owned. Each person named in the table has sole investment and sole voting power with respect to the number of Shares set forth opposite his name, except as otherwise indicated. All shares are directly owned.

Title of Class	Name and Address of Beneficial Owner	Amount and Percent of Shares Outstanding on a Fully-Diluted Basis*	
	Major Shareholder		
Common Stock $.01 Par Value	Marvin P. Loeb, Chairman & CEO (1) 25901 Commercentre Drive Lake Forest, CA 92630	5,497,602	50.8%
	Other Directors and Executive Officers		
	John McCallum, President & COO (2) 18872 Bardeen Avenue Irvine, CA 92612	520,000	4.8%
	Robert J. Sullivan, V.P. Manufacturing (3) 18872 Bardeen Avenue Irvine, CA 92612	50,000	0.5%
	Lorrie L. Stratton, Treasurer & CAO (4) 18872 Bardeen Avenue Irvine, CA 92612	100,000	0.9%
	Donald Baker, Director (5) 544 Earlston Road Kenilworth, IL 60043	391,694	3.6%
	Thomas R. Ulie, Director (7) 8843 SE 77th Place Mercer Island, WA 98040	1,014,449	9.4%

Glenn D. Yeik, Director (8) 25901 Commercentre Drive Lake Forest, CA 92630	82,500	0.8%
All Directors and Executive Officers as a Group (8 persons)	7,626,245	70.6%

(1) Consists of 3,887,602 Shares owned by Dr. Loeb and his wife, adult children, grandchildren and trusts for their benefit, of which Dr. Loeb is not a beneficiary, 1,560,000 Shares issuable to Dr. Loeb and his designees in the event of the conversion of $600,000 of Notes and accrued interest to maturity, and 50,000 Shares issuable to Dr. Loeb in the event of his exercise of stock options.

(2) Consists of options to purchase 520,000 Shares.

(3) Consists of Options to purchase 50,000 Shares.

(4) Consists of Options to purchase 100,000 Shares.

(5) Consists of 126,694 Shares owned, 130,000 Shares issuable in the event of Conversion of Notes and accrued interest to maturity, options to purchase 95,000 Shares and Warrants to purchase 10,000 Shares.

(6) Consists of 153,601 Shares owned, 10,000 Shares issuable on exercise of Warrants and options to purchase 95,000 Shares.

(7) Consists of 816,999 Shares owned, 130,000 Shares issuable on Conversion of Notes and accrued interest to maturity, 40,000 Shares issuable on exercise of Warrants and options to purchase 27,500 Shares.

(8) Consists of 55,000 Shares owned and options to purchase 27,500 Shares.

Stock Option Grants to Executive Officers and Directors

During the year ended December 31, 2007, we granted options to purchase 400,000 Shares to John McCallum, an option to purchase 50,000 Shares to Lorrie L. Stratton, and options to purchase 15,000 Shares to each of our three non-management Directors, Donald Baker, Thomas R. Ulie and Glenn D. Yeik, all of which options are exercisable at a price of $2.50 per Share. No options were granted to any of our Executive Officers or Directors in the six-month period ended June 30, 2008.

On June 30, 2008, we had outstanding stock options to purchase 1,148,000 Shares at prices from $2.35 to $2.50 per Share, of which options to purchase 550,000 Shares were then exercisable. In order to retain our capable and experienced officers, directors and employees, we plan to grant them additional stock options in the future at prices related to the price of the Shares in this Offering or the then market price of our Shares.

The following table provides information concerning grants of options during the year ended December 31, 2007 to the named executive officers and directors.

NAME	INDIVIDUAL GRANTS NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED[1]	PERCENT OF TOTAL OPTIONS GRANTED IN 2007	PRICE ($/SH)	EXERCISE EXPIRATION DATE
John McCallum	400,000	69.0%	$2.50	August 14, 2017
Lorrie L. Stratton	50,000	8.6%	$2.50	August 14, 2017
Donald Baker	15,000	2.6%	$2.50	August 30, 2013
Richard F. Horowitz[2]	15,000	2.6%	$2.50	April 30, 2013
Thomas R. Ulie	15,000	2.6%	$2.50	April 30, 2013
Glenn D. Yeik	15,000	2.6%	$2.50	April 30, 2013

----

(1) Stock options granted to our officers and employees under our Option Plan vest 20% per year over 5 years and are exercisable over a 10-year period. Stock options granted to our non-management directors are issued under our Directors' Stock Option Plan, vest one-third each year over a 3-year period and are exercisable over a 6-year period. The above options were granted at $2.50 per share, the price of the Company's most recent private placement to unaffiliated investors.

(2) A director until his death in September 2008.

Under the Directors' Option Plan, our non-management directors each a receive an option to purchase 15,000 Shares on each anniversary date of their having served as a Director for three (3) years at the most recent private offering price to unaffiliated investors or, if public, the closing price per Share on the date of the grant.

TRANSACTIONS WITH MANAGEMENT

The following are transactions in which certain of our officers or directors had a direct or indirect material interest. The Company believes that the terms of the transactions described below are as favorable as could have been obtained with unaffiliated third parties.

From June 1, 2005 through January 10, 2008, our Chairman and Chief Executive Officer loaned us an aggregate of $600,000, which is evidenced by $600,000 of 6% Senior Convertible Secured Notes ("Notes"). The Notes are convertible, with accrued interest, into Shares at a price of $0.50 per share until their maturity from 2011 through 2013.

During the same period, Donald Baker and Thomas R. Ulie, directors of the Company, similarly each loaned us $50,000, evidenced by $50,000 of Notes, respectively. These Notes are convertible, with accrued interest, into Shares at a price of $0.50 per Share from 2010 to 1011.

Dr. Loeb, our Chairman and CEO, was issued without cash consideration 600,000 Shares for serving without cash compensation from January 1, 2006 through June 30, 2008.

Richard F. Horowitz died in September 2008. Prior thereto, he was a director of the Company, and was a member of the firm of Heller, Horowitz & Feit, P.C., counsel to the Company. During the year ended December 31, 2007, we incurred $4,951 of legal fees and costs as a result of the above law firm acting as our counsel.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.01, and 1,000,000 shares of Preferred Stock.

Preferred Stock

No shares of our Preferred Stock are presently outstanding. Our Board of Directors has the right to fix the rights and preferences of any of our Preferred Stock which might be issued in the future, without obtaining approval of our Shareholders. Such rights and preferences could include the Preferred Stock having preference over the common stock in the event of liquidation of the Company, a greater number of votes per share, conversion into common stock at a preferable rate, a fixed or preferential dividend rate per share and others.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issued pursuant to this Offering, upon conversion of the Notes or the exercise of stock options or Warrants will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders. In the event we liquidate, dissolve or wind-up our operations, the holders of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any then outstanding Convertible Notes and shares of Preferred Stock.

Holders of our common stock have no preemptive rights and no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares of common stock can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors.

Holders of our common stock are entitled to receive dividends, if and when declared by the Board of Directors out of funds legally available for such purpose, subject to the dividend and liquidation rights of any Convertible Notes or Preferred Stock that may then be outstanding.

Warrants

We presently have 536,900 W arrants outstanding which are exercisable until June 30, 2009, to purchase 536,900 Shares at a price of $3,75 per Share. These Warrants were issued in connection with our earlier sale of Shares in units ("Units") of two (2) Shares and one Warrant at a price of $5.00 per Unit. These presently outstanding Warrants do not contain any anti-dilution provisions.

Convertible Notes

The Convertible Notes and any of this class of Convertible Notes we may sell in the future have anti-dilution provisions, are secured by all of the assets of the Company and will have preference to the assets of the Company over the Common Stock and Preferred Stock, if any, in the event of the dissolution or liquidation of the Company. The Convertible Notes bear interest at 6% per annum and are convertible, along with any accrued interest, into Shares at any time prior to maturity at $0.50 per Share.

Anti-Dilution Rights of Certain Shareholders

The presently outstanding Convertible Notes contain anti-dilution provisions, which may require the Company to reduce the exercise price or conversion rate if it issues Shares at a price less than the conversion price of the Convertible Notes and in certain other circumstances.

If any or all of the Shares being offered are sold by broker/dealers, the warrants issued to them may contain similar anti-dilution provisions.

As a result of the above anti-dilution provisions, we may be required to issue an undeterminable number of Shares, which could significantly dilute the percentage of ownership in the Company of the purchasers of the Shares being offered.

Reports to Shareholders

We plan to furnish annual reports to our shareholders, which may include audited or un-audited annual financial statements, or we may post these reports on our website, www.Cardiomedics.com. If prepared, we may also provide un-audited quarterly financial statements and periodic progress reports to shareholders or post them on our website. We are a not reporting company under the Exchange Act of 1934, as amended (the "Exchange Act").

Transfer Agent

The transfer agent and registrar for our Shares is expected to be American Stock Transfer and Trust Company, 40 Wall Street, New York, New York.

THE COMMISSION'S POLICY ON INDEMNIFICATION

Article 12 of our Certificate of Incorporation contains provisions for the indemnification of our directors and officers to the fullest extent permitted by Nevada law.

Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being our director or a director of our subsidiary, if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions.

We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not otherwise indemnify him or her.

Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that it is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SHARES AVAILABLE FOR FUTURE SALE

Of the 10,811,960 Shares outstanding on a fully diluted basis at June 30, 2008, the 2,927,114 Shares held by non-controlling parties may be sold pursuant to Rule 144 of the Securities and Exchange Commission. The 7,884,846 Shares held by our executive officers, directors and controlling shareholders may also be sold pursuant to Rule 144, subject to limitations on the number of Shares which may be sold by such parties during certain periods.

TAX CONSEQUENCES

The Company is a "C" corporation and is not an "S" or "LLC" corporation or a partnership. As a result, investors in the Shares will have no tax consequences due to the losses or profits, if any, of the Company. However, purchasers of the Shares may have tax consequences from dividends or distributions, if any, in the event of the merger or acquisition of the Company, the liquidation or dissolution of the Company or in other events.

PROSPECTIVE INVESTORS IN THE COMPANY SHOULD CONSULT THEIR ACCOUNTANTS AND/OR TAX ADVISORS WITH RESPECT TO ANY POSSIBLE FEDERAL, STATE OR LOCAL TAX CONSEQUENCES WHICH MAY ARISE AS A CONSEQUENCE OF AN INVESTMENT IN THE COMPANY.

LEGAL MATTERS

In connection with this offering, the law firm of Eilenberg, Krause & Paul LLP, New York, New York, is opining that we are in good standing in the State of Nevada with due authority to conduct our business, the Shares offered under this Offering Circular have been duly and validly authorized and the Shares will be, when issued, fully paid and non-assessable. A copy of this opinion is filed as Exhibit 5 to the Registration Statement of which this Offering Circular is a part.

AVAILABLE INFORMATION

Upon completion of this Offering, we may be subject to the information requirements of the Securities Act, which may require us to file reports, proxy statements and other information with the SEC. Copies of any reports, proxy statements and other information we may be required to file can be inspected at the Headquarters Office of the Securities and Exchange Commission located at 100 F Street, N.E. Washington, D.C. 20549.

Copies of the material we file may also be obtained from the Public Reference Room of the SEC, at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The Public Reference Room can be reached at (202) 942-8090. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding us. This material can be found at http://www.sec.gov.

FINANCIAL STATEMENTS

The Financial Statements included in the Offering Circular were prepared internally and have not been audited by an independent accounting person or firm. However, these Financial Statements, in the opinion of the management of the Company, contain all adjustments of a normally recurring nature necessary for a fair statement of the Company's financial condition and its results of operations for the periods indicated.

INDEX TO FINANCIAL STATEMENTS
FOR YEARS 2007 AND 2006

Financial Statements:

FINANCIAL STATEMENTS

BALANCE SHEET
At DECEMBER 31, 2007
(Unaudited)

ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 6,426
Accounts Receivable	119,144
Inventories	302,993
Prepaid Expenses & Other Assets	72,725
Total Current Assets	$ 501,288
Property and Equipment (Net)	$ 1,882
Total Assets	$ 503,170
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable and Accrued Expenses	$ 858,559
Total Current Liabilities	$ 858,559
Long Term Liabilities	
Notes Payable	$ 20,000
Convertible Notes	600,000
Accrued Interest	91,431
Total Long Term Liabilities	$ 711,431
Stockholder's Equity	
Common Stock, 7,187,060 Shares Outstanding	$ 71,871
Paid in Capital	8,403,692
Cost of Invested Funds	(19,000)
Retained Earnings	(9,130,323)
Current Year Profit (Loss) To Date	(393,060)
TOTAL LIABILITIES AND EQUITY	$ 503,170

BALANCE SHEET
At JUNE 30, 2008
(Unaudited)

ASSETS	JUNE 30, 2008	JUNE 30, 2007
Current Assets		
Cash and Cash Equivalents	$ 139,320	$ 6,426
Accounts Receivable	37,205	119,144
Inventories	329,330	302,993
Prepaid Expenses & Other Assets	54,318	72,725
Total Current Assets	560,273	501,288
Property and Equipment (Net)	964	1,882
Total Assets	$ 561,237	$ 503,170
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 680,108	$ 858,559
Total Current Liabilities	680,108	858,559
Long Term Liabilities		
Notes Payable	20,000	20,000
Convertible Notes	700,000	600,000
Accrued Interest	113,065	91,431
Total Long Term Liabilities	833,065	711,431
Stockholder's Equity		
Common Stock, 7,187,060 Shares Outstanding	73,071	71,871
Paid in Capital	8,462,492	8,403,692
Cost of Invested Funds	(19,000)	(19,000)
Retained Earnings	(9,523,383)	(9,130,323)
Current Year Profit (Loss) To Date	54,884	(393,060)
TOTAL LIABILITIES AND EQUITY	$ 561,237	$ 503,170

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006* AND THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (Unaudited)

	Years Ended December 31		Six Months Ended June 30	
	2007	2006	2008	2007
Revenues	$ 860,282	$1,366,013	$ 976,813	$ 367,811
Cost of Goods Sold:				
Inventory, Beginning	390,283	594,590	302,993	390,283
Purchases	61,707	147,977	161,749	21,946
Less: Inventory, Ending	302,993	390,283	329,330	374,864
Material Cost	148,997	352,284	135,412	37,365
Labor and Other Direct Expenses	211,985	320,284	124,998	106,956
Total Cost of Goods Sold	360,982	672,568	260,410	144,321
Gross Profit	499,300	693,445	716,403	223,490
Selling Expense	185,648	450,430	281,735	132,768
General and Administrative Expense	657,533	870,811	341,130	328,241
Research and Development	0	30,676	13,439	0
Regulatory	(2,608)	5,512	1,706	129
Clinical Trials	0	(37,500)	0	0
Amortization Expense	0	0	0	0
Net Income (Loss) From Operations	(341,273)	(626,484)	78,393	(237,648)
Other Expenses				
Interest Expense	44,260	43,559	21,940	20,783
Depreciation Expense	6,563	21,938	919	3,756
Provision (Benefit) for Income Taxes		0	0	0
Income Taxes Paid – State	964	800	650	1,100
Income Taxes Paid – Federal		0	0	0
Net Income (Loss)	$ (393,060)	$ (692,781)	$ 54,884	$ (263,287)
Net Profit (Loss) Per Share	$ (0.05)	$ (0.10)	$ 0.01	$ (0.04)
Weighted Average No. of Shares Outstanding **	7,187,060	6,899,060	7,307,060	7,019,060

FINANCIAL STATEMENTS

STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (Unaudited)

	Years Ended December 31		Six Months Ended June 30	
	2007	2006	2008	2007
Balance at Beginning of period	$ (793,761)	$(220,908)	$(1,066,821)	$(793,761)
Share-based Compensation	120,000	120,000	60,000	60,000
Net Profit(Loss	(393,060)	(692,781)	54,884	(363,287)
Balance at	$(1,066,821)	$(793,761)	$ (951,937)	$(997,048)

FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006
AND THE SIX MONTHS ENDED
JUNE 30, 2008 AND 2007
(Unaudited)

	Years Ended December 31		Six Months Ended June 30	
	2007	2006	2008	2007
Net Income:	$ (393,060)	$ (692,781)	$ 54,884	$ (263,287)
Adjustments to reconcile Net Income (Loss) to net cash Provided by (used in) operating activity:				
Stock Based Compensation	120,000	120,000	60,000	600,000
Accrued Interest on Notes	32,311	24,053	21,634	13,512
Depreciation	6,563	21,938	919	4,756
Changes in operating assets and liabilities:				
Trade Accounts Receivable	25,208	174,886	81,939	25,989
Inventories	87,291	204,306	(26,338)	15,418
Other Assets	(4,377)	17,898	18,307	(1,596)
Accrued Expenses	(47,772)	(64,173)	(178,451)	8,659
Net Cash provided by (used in) operating activities:	(173,836)	(193,873)	32,894	(137,549)
Cash Flows from investing activities:				
Purchase of property and equip.	0	(2,942)	0	0
Net cash used in investing activities	0	(2,942)	0	0
Cash flows from financing activities:				
Proceeds from Secured Notes	194,530	175,000	100,000	194,530
Net cash provided by (used in) financing activities	194,530	175,000	100,000	194,530
Net increase (decrease) in cash and cash equivalents	20,694	(21,815)	132,894	56,981
Cash and cash equivalents at beginning of period	(14,268)	7,547	6,426	(14,268)
Cash and cash equivalents at end of period	$ 6,426	$ (14,268)	$ 139,320	$ 42,713

NOTE 1. THE COMPANY

Cardiomedics, Inc. ("Cardiomedics" or "the Company") is engaged primarily in the manufacture, sale and servicing (repair) of External Counter Pulsation ("ECP") Systems for the outpatient treatment of severe angina patients and severe angina patients who also suffer from heart failure. In the future, in addition to selling its ECP Systems, the Company plans to focus its efforts on renting them for a per hour charge, with or without an operator, under Rental Agreements that can be terminated on two or three months notice. The Company also sells Cardio Pulmonary Diagnostic ("CPD") Systems and plans to sell Sleep Disorder Diagnostic ("SDD") Systems and to rent them for a per test charge. The Company markets its products in the U.S. and a number of foreign countries. The Company has no subsidiaries.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all liquid investments, with a maturity of three (3) months or less, to be cash equivalents.

Credit Risk

The Company carries receivables on sales of its products in the United States. Its terms are net 30 days. The Company requires payment by wire transfer or bank letter of credit on sales in foreign countries and, as a result, has no foreign exchange risk. The Company performs limited credit evaluations of its U.S. customers, sometimes requires partial pre-payment, but does not require collateral. During 2007 and 2006, credit losses were not significant.

The Company's bank balances in excess of federally insured limits of $100,000 were not significant at June 30, 2008.

Inventories

Inventories consist of raw materials and component parts, work-in-process and finished goods. Inventories are recorded at the lower of cost or market, cost being determined principally by use of the standard cost method. Cost is determined at the actual cost for raw materials, and at production cost (materials, labor and indirect manufacturing overhead) for work-in-process and finished goods.

Goodwill

The Company had no goodwill on its balance sheet at December 31, 2006 or 2007 or June 30, 2008.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", requires that long-lived assets, such as property and equipment and purchased i ntangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS No. 144 is permanent and may not be restored. To date, the Company has not recognized any impairment of long-lived assets in connection with SFAS No. 144.

Stock-Based Compensation

The Company has not granted any stock-based compensation to its officers, directors, employees or non-employees, other than stock options. Being privately held, the Company is not required to account for any stock-based compensation to its officers, directors or employees. See "Stock Options" under NOTE 6.

Property and Equipment

Property and equipment is carried at cost or fair market value on the date of acquisition. Depreciation and amortization are computed using the straight line method over the asset's expected useful life. The useful life of the Company's property and equipment are:

Machinery & Equipment	5 Years
Software	5 Years

Income Taxes

Income taxes are recognized in the year incurred. Deferred taxes are computed in accordance with existing tax laws.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include inventory valuation, allowances for doubtful accounts and deferred income tax assets, recoverability of goodwill and long-lived assets, and losses for contingencies and certain accrued liabilities.

Revenue Recognition

The Company's present revenues include revenues from the sale of its products and extended service (warranty) contracts in some cases.

In accordance with Staff Accounting Bulletin 104, "Revenue Recognition," the Company recognizes revenue from products sold once all of the following criteria for revenue recognition have been met: (i) persuasive evidence that an arrangement exists, (ii) the products have been shipped, (iii) the prices are fixed and determinable and not subject to refund or adjustment, and (iv) collection of the amounts due is reasonably assured.

Revenues from the sale of the Company's products are recognized upon shipment and passage of title of the products, provided that all other revenue recognition criteria have been met. Generally, the Company's products are sold "Ex Works, Irvine, CA" and customers are required to insure the goods from the Company's place of business. Accordingly, the risk of loss transfers to the customer once the goods have been shipped from the Company's warehouse. The Company sells its products primarily through commission sales representatives in the United States and distributors in foreign countries. In cases where the Company utilizes distributors, it recognizes revenue upon shipment, provided that all other revenue recognition criteria have been met, and ownership risk has transferred. On sales to distributors, the Company does not have any post shipment obligations such as installation or acceptance provisions. All U.S. sales of the Company's products are sold with a one year warranty which includes parts and labor. All sales of products outside the U.S. are sold with a one year parts only warranty, with the distributor responsible for installation, training and labor in repairing and maintaining the product for one year.

The Company usually maintains an inventory of its products and ships its products within days of receipt of a purchase order. As a result, the Company typically has no order backlog.

Research and Development Costs

All research and development costs, including licensing costs, are charged to expense as incurred. In accordance with this policy, all costs associated with the design, development and testing of the Company's products have been expensed as incurred.

Per Share Information

Basic (loss) income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding at the end of the period.

Diluted earnings per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares primarily consist of stock options, convertible notes and warrants to purchase common shares (See "CAPITALIZATION").

NOTE 3. COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

Inventories at June 30, 2008, consist of the following:

Raw materials	$ 180,565
Work-in-process	19,665
Finished goods	129,100

	$329,330
	=======

Property and equipment, net, consists of the following at June 30, 2008:

Furniture and equipment	$43,642
Leasehold improvements	0
Tooling and molds	64,785

	108,427
Less accumulated depreciation and amortization	(107,464)

	$ 963
	======

Accounts payable and accrued expenses consist of the following at June 30, 2007:

Accounts payable	$638,400
Accrued vacation	24,032
Accrued compensation	7,745
Sales and use tax	9,930
Accrued professional fees	0
Customer deposits	0
Commissions	0
Accrued payroll tax	0

Total accounts payable and accrued expenses	$680,107
	=======

NOTE 4. SENIOR CONVERTIBLE SECURED NOTES DUE TO OFFICER

At June 30, 2008, the Company had sold an aggregate of $600,000 of 6% senior convertible secured notes (the "Convertible Notes") to its Chief Executive Officer and $50,000 of Convertible Notes to each of two directors. The Convertible Notes are convertible, including accrued interest thereon, into common stock, at $0.50 per Share (the "Conversion Price").

NOTE 5. INCOME TAXES

At December 31, 2007, the Company had a net operating loss carry-forward ("NOL") of $6,978,442. As a result, no federal income tax is expected to be due for the year ended December 31, 2008.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has a non-cancelable operating lease for its office and factory in Irvine, CA, at a rental of $ 24,049 per month which expires in January 2010, part of which is subleased to an unaffiliated party (See "Properties").

Product liability

The Company is subject to various claims and actions which arise in the ordinary course of business. The litigation process is inherently uncertain, and it is possible that the resolution of any of the Company's existing and future litigation may adversely affect the Company. Management is not aware of any matters which are not reflected in the financial statements that may have material impact on the Company's financial position, results of operations or cash flows.

Guarantees and Indemnities

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party. The Company is not in default or in breach of any of such indemnities or guarantees. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. In connection with its facility leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying consolidated balance sheet.

Stock Options

The Company has adopted stock option plans that authorize the granting of options to key officers, employees, directors, and consultants to purchase unissued common stock subject to certain conditions, such as continued employment. Options are generally granted at the last sales price of shares to unaffiliated parties or fair market value of the Company's common stock at the date of grant, become exercisable over a period of five years from the date of grant, and generally expire in six or ten years specific to their respective plan. Forfeitures of stock options are returned to the Company and become available for grant under the respective plan (See "Stock Options").

At June 30, the Company had outstanding stock options to purchase a total of 1,148,000 Shares at prices ranging from $2.35 to $2.50 per Share (average exercise price $2.48 per Share), of which options to purchase 550,000 Shares were then exercisable.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company presently has no retirement plan for its officers or employees.

NOTE 9. SEGMENT INFORMATION:

The Company's revenues are derived from the sales of its product on a worldwide basis originating from the United States. Although discrete components that earn revenues and incur expenses exist, significant expenses such as research and development and corporate administration are not incurred by nor allocated to these operating units but rather are employed by the entire enterprise. Additionally, the chief operating decision maker evaluates resource allocation not on a product or geographic basis, but rather on an enterprise-wide basis. Therefore, the Company has concluded that it contains only one reportable segment, which is the Company's medical device business.

All the Company's long-lived assets were located in the United States at June 30, 2008.

NOTE 10. RELATED PARTY TRANSACTIONS

See "Related Party Transactions".

NOTE 11. SUBSEQUENT EVENTS

The Company had no material subsequent events since June 30, 2008, except for (a) the sale of $100,000 of Convertible Notes in September, 2008 and the sale of $200,000 of Convertible Notes in December 2008, to the Company's chief executive officer and (b) the Company's anticipating a reduction in sales and a delay in orders if the current worldwide credit situation and recession becomes more severe or is prolonged, causing distributors, physicians and hospitals to conserve cash and causing patients to delay healthcare expenditures.

Manually Signed Copy

PART III

INFORMATION NOT REQUIRED IN THE OFFERING CIRCULAR

Item 24. Indemnification of Directors and Officers

Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any of our directors or officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees and costs actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the director or officer is a party by reason of being one of our directors or officers, if it is determined that the director or officer acted in accordance with the applicable standard of conduct set forth in those statutory provisions. Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the fullest extent permitted by Nevada law.

We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Item 25. Other Expenses of Issuance and Distribution

In addition to commissions we may be obligated to pay to member firms of the NASD on sales of the 1,000,000 Shares being offered to the public by them, if any, the following statement sets forth the estimated expenses of this Offering as described in the Offering Circular.

Securities and Exchange Commission fee	$ 0
Legal fees and expenses	35,000
Blue Sky fees and expenses	20,000
Printing and mailing costs	15,000
Miscellaneous	30,000
TOTAL	$ 100,000

Item 26. Recent Sales of Unregistered Securities

(a) The Company sold an aggregate of $600,000 of 6% Senior, Secured Convertible Notes (the "Notes") to its Chairman and CEO and $50,000 of such Notes to each of two of our Directors in private transactions from June 1, 2005 through January 10, 2008. The Company sold an additional $100,000 of Notes in September 2008 and $200,000 of Notes in December 2008 to its Chairman and CEO in private transactions. The principal and any accrued interest on the Notes are convertible into Stares at a conversion price of $0.50 per share.

(b) At various times from April 2006 through June 30, 2008, the Company issued 600,000 Shares to its Chairman and CEO in lieu of cash compensation for his serving as its Chairman and CEO from January 1, 2006 through June 30, 2008.

We relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering.

Item 27. <u>Exhibits</u>

The following exhibits are filed with this Registration Statement:

1.0	Underwriting Agreement – **None.**
2.1	Copy of the Company's Articles of Incorporation **(to be filed by Amendment).**
2.2	Copy of Amendments to Articles of Incorporation **(to be filed by Amendment).**
2.3	Copy of the Company's By Laws **(to be filed by Amendment).**
11.0	Opinion of Counsel **(to be filed by Amendment).**
12.0	Copies of Published Clinical Studies and published data cited in "Results of Clinical Studies" under "BUSINESS" **(To be filed by Amendment).**

Item 28. <u>Undertakings</u>

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-qualification amendment to this registration statement to include any material information with respect to any sale of Shares not previously disclosed in the registration statement or any material change to the information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-qualification amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-qualification amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each future filing of any annual report pursuant to section 13 (a) or section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that may be incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for

Indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Registration Statement on Form 1-A and has duly caused this Registration Statement or Amendment to the Registration Statement on Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 6th day of February, 2009.

CARDIOMEDICS, INC.

By: ______________________
Marvin P. Loeb
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Marvin P. Loeb	Chairman, Chief Executive Officer and Director	February 6, 2009
John McCallum	President, COO and Director	February 6, 2009
Lorrie L. Stratton	Treasurer and Principal Accounting Officer	February 6, 2009
Donald Baker	Director	______, 2009
Thomas R. Ulie	Director	______, 2009
Glenn D. Yeik	Director	February 6, , 2009

H:r'sfolder/cm/Signature Page III, Form 1-A, 2.03.09

Exhibit 5

(COUNSEL'S LETTERHEAD)

Cardiomedics, Inc.
18872 Bardeen Avenue
Irvine, CA 92612

Gentlemen:

As counsel for your Company, we have examined your certificate of incorporation and amendments thereto, by-laws, and such other corporate records, documents and proceedings and such questions of laws we have deemed relevant for the purpose of this opinion.

We have also, as such counsel, examined the registration statement ("Registration Statement") of your Company on Form 1-A under the Securities Act of 1933 for the sale of 5,000,000 shares of Common Stock, $0.01 par value (the "Shares"), of the Company.

Our review has also included the exhibits and form of offering circular (the "Circular") for the issuance of such Shares as filed with the Registration Statement.

On the basis of such examination, we are of the opinion that:

1. The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Nevada, with corporate power to conduct its business as described in the Registration Statement.

2. The Company has an authorized capitalization of 40,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.

3. The shares of Common Stock outstanding and to be outstanding in the event of exercise of the Warrants and Stock Options, conversion of the 6% Senior Secured Convertible Notes and other shares of Common Stock required to be issued pursuant to the anti-dilution provisions described in the Registration Statement, are duly and validly authorized and, upon the issuance thereof, will be duly and validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Registration Statement and Offering Circular, and we also consent to the filing of this opinion as an exhibit thereto.

Very truly yours,

____

____________________, 2009

END